FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2012
Commission File Number: 001-34983

PROMOTORA DE INFORMACIONES, S.A.
(Exact name of registrant as specified in its charter)

PROMOTER OF INFORMATION, S.A.
(Translation of registrant’s name into English)

Gran Vía, 32
28013 Madrid, Spain
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROMOTORA DE INFORMACIONES, S.A.
(Registrant)

July 2, 2012	By:	/s/ Iñigo Dago Elorza
	Name:	Iñigo Dago Elorza
	Title:	Chief Legal Officer and Secretary of the Board of Directors

Speech of PRISA's President, Ignacio Polanco

General Shareholders Meeting

June, 30th 2012

Ladies and gentlemen shareholders,

Good morning. I'd first like to welcome you all to this Annual General Meeting on behalf of the Board of Directors and myself.

A year has passed since we last met. I began my speech on that occasion by mentioning the profound changes that our company had experienced in a short space of time. The general economic situation and that of our company in particular have continued to be buffeted by an unprecedented systemic crisis.

At today's AGM we have some very important issues to submit for your approval. In fact, as you'll already have seen, on June 14 we issued an appendix to the order of the AGM, proposed by Promotora de Publicaciones S.L, which added to the AGM agenda a number of agreements that were then being negotiated by Group and which were in advanced stage at the time but which had not yet been definitively closed at that time.

The Board accepted the request by the reference shareholder and this has led to the proposals submitted for approval under sections 7, 8, 9 and 10 of the revised agenda for this meeting. The CEO and Chairman of the Executive Committee and the Deputy CEO will shortly explain in detail the proposals that are part of the capital restructuring of the Company.

In this regard, three operations have been carried out recently affecting the capital structure of the Company. The first one, which took place in November 2010, saw the entry of a number of investment funds. The second took place in January this year, through the execution of the warrants held by the reference group and two major partners and directors who had just joined the Company as a result of the above mentioned operation. The third and last (the issue of bonds to be subscribed by important investors), is included in the operations we now submit for your consideration.

All these together will enable significant growth in the equity of the Company and will lead to an improvement of its financial ratios. At the same time, this will demonstrate the involvement and commitment of the reference shareholder group with the Company.

You will also hear details of the process aimed at refinancing that the Company embarked upon in December 2011 and which led to a capital cash injection amounting to 150 million euros.

2011 was the first full year in which our Company traded in Spain and in the United States on the New York Stock Exchange. This double operation required us to adapt our corporate governance to the prevailing standards in both countries. In many cases, these legal requirements coincide, but in other cases there is a divergence and that's where we are obliged to meet the more stringent of the two. All too aware of the

importance of this adaptation, last year we approved the creation of the Corporate Governance Committee, which was formally established after the last General Meeting and which has now been working steadily for a year with chairman Zedillo at the helm.

These efforts were not long in bearing fruit and in December last year the Board approved the proposal of the Corporate Governance Committee for a Code of Ethics applicable to all persons who work in the Group. And we aim on getting all of our suppliers and customers to adhere to the code as well. This Code is based on respect for human rights, civil liberties and the principles and values of our society.

Later, the President of the Audit Committee will be addressing you to explain in a little more detail the efforts undertaken to adapt our Group to the requirements of the Sarbanes-Oxley Act and the Sustainable Economy Law.

Again, all this is part of firm commitment of our Group, the Board and our teams to reinforce best practice in good governance.

The Board of Directors and its Committees have been very active over the past year. We are fortunate to have governance bodies that are made up of professionals from wide and varied backgrounds, and a series of initiatives that you will now have the opportunity to approve.

And that said, I will go over the agreements that we are submitting for the approval of this meeting.

The accounts that we are presenting for approval show that despite the current economic downturn, our business units continue to show a clear lead. The ordinary results are positive, but the accounts are adversely affected by the extraordinary and provisions.

We are also presenting resolutions approving the Board's management and the continued appointment of our auditors.

Under items 4, 5 and 6 we are presenting some proposals aimed at adapting our internal rules and those instruments used by the Company to current legislation.

As I stated above, items 7, 8, 9 and 10 relate the payment of the preferred Class B share dividend in cash or in shares, and the issue of bonds to important investors and future partners.

Finally, we are submitting for your approval an ordinary resolution authorizing the purchase of treasury stock and, following the recommendations of good governance embodied in the current Sustainable Economy law, a report on the remuneration policy of the Board of Directors for the year 2012, with the summary of the policy in effect in 2011 and the breakdown of the remuneration earned by all the directors.

As I always like to stress, we have the best teams at our disposal. In this difficult economic climate, our thanks again to all.

With the help of all of you, ladies and gentlemen shareholders, with that of our employees and with the support of our suppliers and customers, we will continue to set the standard, in Spanish, in the world.

Thank you very much

PRISA

Speech of PRISA's CEO and President of the Executive Committee, Juan Luis Cebrián

General Shareholders Meeting

June, 30th 2012

Ladies and gentlemen shareholders,

Today we are gathered for our General Meeting amid the most adverse circumstances that we could possibly imagine for the European economy and, particularly, for our country. The crisis has taken permanent hold, most likely because it is not precisely a crisis, but a paradigm shift in growth patterns and in the distribution of wealth, as well as in the international division of labor. We are witnessing a realignment of what became so pompously known as the world order, a transformation that involves the transfer of economic and political power, held previously in the North Atlantic, towards the Pacific coast. The European continent is having less and less say in decision making. For more than four years, the major world powers have been gathered around the table at the G-20, struggling to answer the many questions posed by this new situation. The efforts of the international bureaucracy have proved largely useless. While politicians make promises to regulate markets, the markets continue to determine the future of our governments. Although the agreements reached in the early hours of Friday by the Council of the European Union provide us with some new hope, the reality is that the absence of political leadership in Europe, the lack of consensus on the objectives, and the methods for doing so, rhetorical excess and deficiencies in the decision making process threaten to prolong the current situation. In Spain this is especially damaging. The number of unemployed is over five million, there has been a substantial drop in demand, there is a huge level of household debt and companies that have undermined sovereign debt have led to our financial system being rescued by European institutions. Spanish GDP growth was less than one percent last year and a serious recession is expected for this year and next, and could well continue through 2014 if appropriate action is not taken. Falling demand and consumer spending have seriously affected the advertising market that tends to behave according to the evolution of GDP. Overall investment in the sector has fallen by more than thirty percent from a peak in 2007; in the case of press the decline is almost fifty percent, and 36 percent in television, when the latter absorbs more forty percent of total advertising spending in conventional media. Internet is the only area to see growth, holding a share of sixteen percent of the market (more than radio, cinema and magazines), but it is the search engines and social networks who garner most of the investment at the expense other players.

In the midst of so many difficulties, companies like ours must face an even greater challenge: the emergence of new digital technologies that are profoundly transforming business models and the user behavior of absolutely all our products. Just before this assembly we showed a short video with statements from the most respected leaders in the world of communications, who attended a recent symposium organized in Madrid by the Paley Center for Media in cooperation with PRISA. These images faithfully sum up the confusion and doubt prevalent among some, but at the same time also convey an optimistic and hopeful outlook for the future of media with the advent of new technologies. These, which for some time were considered as a threat

to our operations, are, however, a clear opportunity for the future. We cannot afford to adopt a defensive attitude to the arrival of these new technologies on the market, but rather we must make use of them to thrive and grow. But it is not easy to face such a transformation, which requires us to restructure the whole sector, just as advertising revenues slump, credit dries up and businesses go under due to the crisis.

Amidst such a scenario, it is worth noting the operational strength of PRISA, which grossed more than 2,700 million and reported recurring EBITDA of almost 500 million, with this eventually reduced to 437, due largely to the money invested in a staff restructuring involving the departure of nearly two thousand professionals from our various businesses. The strength of the Group's accounts is largely due to two factors that differentiate us from most of our competitors. The first is our strong multinational presence that makes us a unique company, with no real rival in the short term in the Spanish and Portuguese-language markets. 32 percent of revenue and half of our EBITDA is derived from outside of Spain. Our companies in Latin America contribute to a quarter of overall world revenue, and generate 38 percent of total EBITDA. The second differentiating factor is that we have two business units that perform clearly against the prevailing business cycle. I am referring to pay television and education. Between them, they account for about 60 percent of our revenues, while they rely on advertising for less than a quarter of their revenues.

The two units mentioned are precisely those that showed the greatest strength over the past year and continue to do so this year.

With regard to Pay-TV, 2011 closed with 1,838,432 net subscribers, almost fifty-four thousand subscribers more than in 2010, with an average monthly subscription payment of 41 euros, which is one of the highest in the industry worldwide. The fall in churn rate, and the growth in the number of subscribers using the I-plus service, contributed to 13 percent EBITDA growth for our pay television operations. The lead enjoyed by Canal + España in the Spanish Pay-TV sector was consolidated. The presence of Telefónica among its shareholders, and its intention to subscribe to bonds convertible into Prisa shares, illustrates that the inevitable convergence between the worlds of telecommunications and media, in our case, involves the search for major strategic alliances to ensure the development of our operations in accordance with the requirements of the times we live in. This brings us to the thorny and much-debated issue football-broadcast rights for the Copa and Liga teams, whose activities funding depends mostly on our company. The sudden and arbitrary foray of political power into the sports rights market at the end of last century with José María Aznar's government in office, and earlier this century with Jose Luis Rodriguez Zapatero, and in both cases in collusion with the Government of Catalonia, led for over fifteen years to an intolerable instability for television broadcasters and the clubs themselves. The so-called "soccer wars" were in actual fact bitter attempts to control the media of our country. Fruit of those embarrassing maneuvers is, in large part, the disastrous situation of regional public television and an audiovisual model that has only worsened with time. So I want to publicly acknowledge here the transparency, neutrality and willingness to cooperate with all those affected in the sector shown by the cabinet of President Rajoy and, most particularly, the Vice President Soraya Sáenz de Santamaría.

This attitude can only promote market transparency and the finding of a favorable solution for all involved. There are reasons for optimism, and I hope this will not be a wasted opportunity, but to date there is still no clear solution for broadcasting the matches for the season that begins next August. Moreover, football, which generated its own bubble sometimes even linked to the real estate bubble, is not immune to the situation in the country, and it is obvious that the consequences of the crisis will also affect their activity. As for the Free-to-View TV, our Portuguese channel TVI, was audience-share leader once again, and Number One for profitability and influence. Despite the adverse conditions of the Portuguese market, following the the European bail-out, the EBITDA of Media Capital, the holding company that owns TVI, was 39 million.

Santillana's recurring EBITDA grew 4 percent, with Brazil being the top market of the 22 countries in which the company operates. During the year, we also invested heavily in new models of educational services that use digital tools. Based on the experience of the Sistemas do Ensino in Brazil, we conducted a pilot project in Mexico that included the use of tablets and electronic whiteboards, both by teachers and pupils. The success of that pilot project has encouraged us to extend operations to Brazil and Colombia, and expand those in Mexico this year. We thus promoted the technological transformation of the sector, taking advantage of the appearance of low-cost tablets smartphones on the market. This will further facilitate the development and use of broadband in emerging countries. Santillana remains the absolute market leader among Spanish education sector companies aimed at primary and secondary education.

SER was severely affected by the slump in the advertising sector in Spain, only partly offset by growth in Latin America. Revenues from Latin America accounted for more than a third of total radio turnover. This situation is set to continue this year: trends are towards growth in American businesses even as Spanish operations fall. To get an idea of the damage, suffice to point out that local advertising so far in 2012 is down by 25 and even 30 percent. We understand the need to profoundly change the cost structure of our Spanish company, and review in the immediate future the situation of our American broadcasters. I will soon detail the projects which are underway. However SER audience figures in our country, as well as those for Radio Caracol in Colombia and Iberoamericana in Chile, are still incredibly buoyant compared to our competitors who are unable to challenge the strength of our programs, the recognition of our communicators, our independence, and the ability of our different stations and networks to contribute to and foster public opinion and plural and effective dialogue with all social sectors across all the territories where we operate. In this light, it is all the more unfortunate the strike carried out by much of SER's staff, whose promoters, in legitimate defense of the collective interests of labor, seem to have forgotten, however, the rights of listeners and users. The public service nature of radio like ours is obvious, though not legislated for, and it is striking that the trade unions have refused to negotiate even a minimum service during the day of the strike.

The sector most affected by the advertising downturn has, however, been the newspapers, whether daily, weekly or monthly. Add to this the damage caused by falls

in circulation. The latter is due to Internet distribution, on the one hand and on the other, in the case of El País, the fall in consumer spending which means that many readers who used to buy two or more papers now buys only one. PRISA's flagship newspaper is still by far the market leader, and the sports paper AS continues to catch up with its main competitor, and leader, in the market. Nevertheless, ours has been, for years, the best-selling sports paper in Madrid and in Catalonia. The crisis in the press is not a temporary one, nor does it primarily affect only us. It is in this sector that can be seen most clearly and dramatically the changes until forced upon us by new technologies. Again, the cost structures in the sector, born in times of plenty, are incompatible with current market conditions and forecasts. Internet advertising revenues have grown substantially, always in double-digits, and it is likely that this year, if current trends continue, nearly 20 percent of El País's total advertising revenue will be derived from Internet. But this is not enough, even remotely, to compensate for losses in the print edition, so it is highly unlikely that former print revenues can be recovered when the overall economic situation improves. Newspapers in their traditional format are at present the sector most affected by the invasion of new technologies. Experience shows that the changes produced in this fashion are neither evolutionary nor, in many cases, predictable. But we also know that successful management of change can set us on course towards new models that will allow our products to become profitable in the online world. El País has made enormous efforts in this area, has regained the lead, which we lost after we decided to charge for Internet services; El País has a defined and precise plan to carry out the required transformation. It is currently the only global newspaper in Spanish, a position we have achieved after many years of effort and determination. El País is universally recognized for setting the standard for Spanish and Spanish-language, able to hold its own among the world's leading papers. It is the result of thirty-six years of professional work consistently based on service to the reader, the independent judgment and professionalism of its writers. Something similar to what happens at Le Monde, Paris, where we hold a fifteen percent stake in the company that controls the newspaper. After a thorough restructuring, the Le Monde group balanced their accounts last year for the first time in decades, and all indications are that this year they will repeat this success. Le Monde and El País, moreover, are two real pillars of their society. At a time of institutional crisis in Spain, El País is called on once again to play the essential role it held during the transition to democracy, and show that the quality of information, the plurality of voices expressed in the paper and the criteria of its editorial line are all able to work together to clarify the current situation. And thereby contribute to the common effort for the restoration of credibility in our democracy's institutions. All that, both in the print edition and in many different versions and services online and across the networks, where we are already the best Spanish-language news site, with almost thirty million monthly unique browsers accessing our site via IPad or smartphone applications or through conventional computers.

This digital upgrade of El País, which has definitely integrated its digital operations with those of the paper, is accompanied by other important initiatives such as the recent launch of El Huffington Post, the Spanish-language version of the famous American news outlet which is one of the great success stories of new journalism. This alliance with our American partners has allowed us to incorporate technology and

knowledge which would not otherwise have been available to us, or at least not in the record time in which we managed to incorporate it. The presence of Arianna Huffington on the Board of El País is also an invaluable contribution and will stimulate our thinking about the future of journalism and media companies.

Such reflection can be seen in the digital activities of all our business units. The number of unique users on our various websites grew by more than 25 percent last year. And the number continues to grow at a rapid pace. According to Omniture and comScore data, we have about eighty million unique browsers and more than thirty-six million users, of which almost half are in Latin America. The digital transformation is a top priority for our company, and though we are aware of the difficulties involved, we are devoting to it our best teams and a considerable amount of investment, despite our financial difficulties. We have no doubt that the immediate future of our business is directly related to our online operations. And we are sure that this effort will be rewarded not only by the audience-share success, but also by the inevitable financial results. While Internet revenues still account for barely 3 percent of total Group turnover, I am convinced that the goal I announced a year and half ago to make this reach between fifteen and twenty percent in 2015 is absolutely achievable.

As I said at the beginning of my speech, both the economic situation as well as the reality of our balance sheet and changes in technology require us to continue working not only on cost reduction and efficiency plans, but also on developing new business models to improve profitability, to ensure our ability to invest and to adapt the structure of our businesses to the new realities. During fiscal years 2010 and 2011 we spent 95 million euros in compensation to staff and, due to redundancies and the outsourcing of some services, we reduced the workforce by nearly two thousand people, as we announced we would. The savings expected as a result, and that we are already seeing, amount to around 65 million annually. The persistent reality of the crisis, as well as the other factors I have mentioned, will this year force us to continue this policy of reducing costs, although the number of staff affected will be considerably less than in 2011. We hope and wish to carry out the necessary restructurings in collaboration with the union representatives of our staff. We understand the concern felt in some companies, and our starting point is that in all our operations, human capital is the resource that counts for most. However, the decrease in activity, on the one hand, and new technologies, on the other, force us to contemplate this issue frankly. Some staff restructuring is inevitable, and we need to incorporate new professional profiles skilled in working in the digital environment. However, the implementation of this policy has not yet got underway, except for very specific cases, as we await the new labor law which has only today been made public. Even so, from the beginning of this year, all company executives earning more than one hundred thousand euros took a voluntary and indefinite seven-percent salary cut, after taking an eight per percent cut in their salaries for the years 2009 and 2010. The Board also saw a five percent cut the remuneration and allowances. With regard to staff to be affected in the near future, in the coming weeks and months, once the new product models are and organizational changes are designed, we will present our proposals to those concerned so as to engage in the relevant negotiations. Again it is understandable that there is concern among media workers in our country when five

thousand journalists have lost their jobs in recent years, and is quite logical that they use the legal means at their disposal to defend their jobs and obtain better working conditions. But given the times we are in and the situation that companies are facing, I don't think that social confrontation is the best way to fight for their demands. In any case, our companies have been, are and will be, at all times, open to negotiation and dialogue, which does not mean that anyone shall relinquish their rights and guarantees that the legal system provides.

The changes also necessarily affect the capital structure, and this is the reason behind some of the proposals we are submitting for the approval of this meeting. The main economic objective of the company in the short term is to restore its balance sheet through a policy of debt reduction, while we strengthen our working capital with a focus on cash generation. We have also provided for in the accounts that we today now bring you for your approval, a possible deterioration in goodwill value amounting to 252.94 million, mostly attributable to increased risk in Portugal and the fall in advertising there that is affecting our Portuguese television channel. I must repeat that Media Capital's performance is commendable because despite the financial and economic storm it was able to generate 39 million EBITDA in 2011, and is in a similar situation this year. The appointment of a new chief executive of the group, Rosa Cullel, has been crucial for the implementation of a policy of cost containment and revenue generation and the results are obvious. Also in 2011's accounts, we have recorded an extraordinary provision of 183 million to face possible adverse rulings stemming from a number of disputes with the Tax authorities over recent years. These are still under discussion but prudence has led us to make such provisions. Hence, the company results show a net negative of EUR 451 million. Without these extraordinary provisions, PRISA would have made a small net profit of 1.62 million euros.

As I said, in the short term the most important task ahead is to definitively restructure and reorganize the Group's balance sheet, substantially reducing its debt and regaining financial stability. Last December we signed a deal with our creditor banks to refinance the company that will extend debt maturities up to the end of 2014. Later, in January this year, the shareholders of PRISA exercised their subscription rights to over seventy-five million warrants, at the price of two euros per share, demonstrating their unwavering commitment to the future of the company. Finally, there are the capital transactions that we today bring for your consideration. Fernando Abril-Martorell, Deputy CEO of the group, which he joined in April 2011, will be informing you of the details.

His presentation covers what happened in the balance sheet since 2007, the year the crisis, started down to today. Although I have stated publicly many times, I should like to once again explain the process that led to the indebtedness of the company and the reasons why that occurred. As a result of agreements with Telefónica in 2003 for the merger of Via Digital two facts arose: a 1,200 million Sogecable debt and a dilution of our stake in that company to 16.4 percent. Given the strategic weakness that this prompted, in 2006 we launched a partial takeover bid that would guarantee us the control of Sogecable, which brought with it an additional debt of 1,000 million euros. At the same time, we acquired a minority stake in Media Capital. A dispute with our

partners, RLT, in the Portuguese company forced us to make a mandatory takeover bid, which increased our debt by 642 million euros. Together, these operations generated consolidated debt in excess of three billion. In fall 2006, I communicated, first verbally and then in writing, to our CEO and the main shareholder of the company, the impossibility of paying the debt and I suggested the sale of Digital Plus. The illness of Jesus Polanco, who died in July 2007, deferred decisions that were then implemented from September 2007. This involved taking majority control of Sogecable to immediately sell the asset and clean up our balance sheet. The market crash in 2008 meant that, against all expectations, at the mandatory bid which we triggered, all the Sogecable shareholders sold their shares, generating a further two billion debt for PRISA. From there, after the global crisis sparked by the collapse of Lehman Brothers in September 2008, we began our recapitalization as you will hear from our Deputy CEO.

Before handing over, I would like to stress the importance for PRISA the fact that an executive of the caliber and ability of Fernando should accept to join our team. His presence here is an added asset to the very many that the company already has. So today I want to thank him publicly for the positive response to my request, and for his dedication, wisdom and team spirit, which are yielding priceless service to our company.

(PRESENTATION OF FERNANDO ABRIL-MARTORELL)

Thank you very much for your contribution, Fernando. I think the Deputy CEO's explanations are sufficiently clear and understandable on the capital operations that we now submit for approval by this meeting. I'd like to insist that all of them form part of our determination to clean up PRISA's balance sheet permanently, and will have to be complemented by improvements in efficiency and by asset sales. Although the economic situation is not optimal for finding the best market price, we will carry out operations of this kind in the shortest possible term. Already this year we have reached agreements involving the closure or transfer of a number of printing plants and we are actively negotiating letting go of activities of considerable size, without affecting substantially the scope of consolidation or the future of the company. And we will continue cleaning up the balance sheet and improving cash flow while continuing to implement our policy of digital transformation and increasing our organic growth in Latin America. Absolutely all of our assets are currently under study ahead of the eventual possibility selling those for which we can find buyers, appropriate prices and fiscal conditions. All this without compromising our commitment to remain at the heart of the global market in the Spanish and Portuguese languages, since we are convinced that Latin America and the Hispanic market in the United States are where the greatest potential lies for the growth of our company.

I cannot conclude my speech, already too long, without emphasizing our commitment to society in all the countries where we operate. All our activities are focused on the development of sustainable, democratic coexistence, based on defending inalienable freedom of expression and the existence of a quality education for all citizens. The principles of independence, diversity, solidarity and transparency that inspired the

founding of El País report also inspire its future. Our contribution to the training of young journalists through EL País/Universidad Autónoma School, our active presence in the audiovisual production in Spanish and Portuguese, the initiatives we fund through the Santillana Foundation, our presence in many different cultural and social institutions in the many countries where we are present, correspond to our enduring desire to maintain links with the societies that we serve. All our companies devote their professional activity to news and information, education and culture. That is the hallmark of our commitment to service.

Ladies and gentlemen. I know that I have painted a difficult scenario, perhaps extremely so, for the immediate future. But don't get wrong. The Spanish economy has fundamentals that are more than strong enough to face the crisis we are experiencing and I am sure that if the government and opposition are capable of implementing consensus policies that facilitate the necessary reforms in a relatively short time, we will be able to move on after this prolonged period of confusion, impoverishment and fear. Also important are the challenges of the new digital society and our teams are clear about the need for a radical transformation of our working methods that will lead to, in the not too distant future, greater efficiency, based primarily on attention to our many millions of customers, on the personalization of the services we offer and on the combinations of offers we can make them. To do so, we have the latest, most cutting-edge technology, which symbolizes the substantial changes in our company. But we also, and most significantly, can boast of having excellent teams in 22 different countries, capable of fully responding to the challenges ahead. We will be loyal and remember their efforts and dedication, as well as the support of thousands of shareholders, both traditional ones, who have diluted their stake in order to serve the interests of the company, as well as new investors who do not hesitate to demonstrate daily their commitment. I'd like to thank especially Ignacio and Manuel Polanco who, once again, have put the interests of the company above their own and who have converted their warrants. The presence of HSBC, Santander and La Caixa is testament to the permanent support of the financial institutions for our Group. The entry of Telefónica, as I mentioned, is of particular strategic importance. And most of all, I'd like to thank our readers, listeners and the users of our media, the teachers and students using our books and systems, and to all those all who contribute, even under the most adverse circumstances, to the ongoing strong development of our company.
Thank you very much.

Speech of PRISA's Deputy CEO and CFO,
Fernando Abril-Marotell
General Shareholders Meeting
June, 30th 2012

Good morning ladies and gentlemen shareholders.

As the President and CEO have already indicated, this meeting is being asked to approve a number of proposals of special importance for the future of our company. Specifically, these are contained in sections 7, 8, 9 and 10 on the agenda, and all refer to the Group's capital structure.

Before going into detail on these proposals and their rationale and why they are of crucial importance to the company, I'd like to take a moment to explain where we are coming from,

running through the evolution of the group's debt and recalling the various measures taken in recent years to reduce it.

After the mandatory takeover bid for Sogecable in 2008 which led to 100% control of the company, the Group's debt figures reached over 5,000 million euros.

Subsequently and in order to normalize the financial situation, a series of measures were taken that included the sale of asset shares to strategic partners, capital inflows and refinancing agreements of existing debt.

In 2010, 25% of the Education business was sold to DLJ and 44% of Digital + to Telefonica and Mediaset, in equal parts. In addition, we proceeded to merge TV channel Cuatro with Telecinco, in exchange for a 17.3% share of the resulting company Mediaset España.

The same year saw the capital increase with Liberty, which meant an injection of 650 million euros.

All this made it possible to reduce the Group's bank debt by 1,650 million and to sign an initial agreement to refinance in December 2010.

Also in 2010, we launched the first operational efficiency plan in order to reduce costs. The plan was implemented throughout 2011 as the CEO has explained.

Later, in the light of the downturn in some of our markets in Spain and the poor outlook for future developments, in December 2011 we extended the debt refinancing agreement.

The most important features of this new agreement were:
the incorporation of most bilateral loans
the elimination of intermediate contractual repayment obligations
the extension of maturities and the possibility of a second automatic extension based on compliance with certain conditions by the company.

Fundamental to the achievement of this second refinancing agreement was the conversion by the Polanco family and Mr. Berggruen and Mr. Franklin of 75 million warrants for 150 million euros, which allowed the repayment of 100 million of debt.

So, shareholders, the proposals to be put to the vote at this meeting are another step in the process of the financial normalization of Grupo Prisa.

The following are proposed:

First, to make changes to the payment of the minimum dividend on preferred Class B non-voting shares
Secondly, to issue mandatory convertible bonds, with a 2 year maturity, amounting to 434 million euros.

Both operations are interdependent.

Regarding the changes to the payment of the minimum dividend on preferred Class B non-voting shares, we propose the possibility of paying the dividend in cash, Class A

shares, or a combination of both, to be decided by the company. If it is paid in shares (fully or partially), the price will be of 1.00 Euro/share.

It is also proposed that the payment corresponding to the year 2011 in Class A shares be set at 1 euro per share.

Payment of accrued dividend in the event of early conversion (a possibility which exists monthly, as you know) may also be made in cash, Class A shares, or a combination of both to be decided by the company and at the same price of 1 euro per share .

For the approval of these proposals, 7 and 8, we need a minimum quorum of 50% of shareholders on first call and 25% in the second, of both classes of shareholders, and a 75 % majority vote of the quorum in favor by each class of shareholders, in separate votes.

Additionally, due to the interdependence of all proposals we will also require approval of the convertible bonds issue.

So secondly, we propose to issue mandatory convertible bonds, with a 2 year maturity, convertible into Class A shares of PRISA, for a total of 434 million euros. The conversion price of the bonds into shares would be of 1.03 Euros plus a coupon that will adjust monthly, equal to the Euro LIBOR rate plus 4.15%

The bonds will have two installments: one for an amount of 334 million euros, aimed at bank creditors for subscription by conversion of existing debt, with a total commitment from three entities, HSBC, Banco Santander and Caixabank.
A second installment amounting to EUR 100 million in cash subscription, with a total commitment from Telefónica.

For the approval of this proposal, number 10, as in the previous case, we need a minimum quorum of 50% on first call and 25% in the second, of both classes of

shareholders, and a 75% majority vote of the quorum in favor by each class of shareholders, in separate votes.

Additionally, due to the interdependence of all proposals, we will also need to approve the amendment to the rules governing dividends for Class B non-voting shares

There is an additional condition for the execution of this proposal once approved by this meeting: the unanimous consent from the creditors of the bridge loan and consent by a two-thirds majority of the creditors of the syndicated loan.

Both conditions have been met.

If all these proposals are approved, the implementation schedule for the next two years is as follows:

Approval of the proposals today, and bond issue and cash receipt in the coming days.
In September the dividend on Class B shares will be paid in Class A shares.
At the Annual General Meeting next year we will decide on the manner of payment for the dividend on Class B shares for the year 2012 (by a simple majority of As) to be paid in September.
At the Annual General Meeting 2014, (probably in May) we will also decide on the formula for payment of the remaining B share dividend, ie corresponding to 2013 and 5 months of 2014 and this will subsequently be paid.
Also in May 2014 and according to the rules for the B shares, these will convert into A shares.
Finally in July 2014 the convertible bonds will be converted into shares.
During all this period early voluntary conversion of Class B shares into Class A is allowed during monthly windows and the company will decide in each case the formula for payment of the accrued dividend.

Let us now look at the impact of two operations:

Regarding the number of company shares if we assume that all outstanding dividends are paid with new shares, after the conversion of B shares and Convertible Bonds there will be a minimum of 1,570 and a maximum of 1,694 million shares.

The company's net debt in July 2014 will be 650 million less than what would have been the case without these operations. That is to say, we do not know what the absolute amount of debt will be at the time but we *do* know that it will be 650 million less.

Financial expenses will increase by 15 million over two years due to the higher debt (100 million) over the life of Bonds and the higher interest rate from existing debt when converted into Bonds. Part of this extra expense is recovered through lower issue of shares and conversion premiums.

In conclusion I would like to say that in the current macroeconomic environment, already described by our Chief Executive, which directly affects our business in Spain, where there is an almost total absence of credit coupled with liquidity problems, and where financial markets are in fact closed for most Spanish issuers, the operations that are proposed today for this General Meeting are crucial for improving the capital structure and financial position of Grupo Prisa because:

They will reduce our debt by 650 million in 2014 compared to what it would be without them.

They alleviate the liquidity situation in the short term.

They limit dilution for A shareholders - taking the fundamentals as the reference value, above the market, which is highly influenced by the low liquidity.

And they show the support of significant creditors and Telefónica as strategic partners.

All this will help reduce the risk premium of our shares by improving fundamentals which will be very positive for B shareholders by giving them certainty about the recovery of the rest of their preferred dividends and improving the fundamental value of A shares, which they will eventually receive as part payment.

Ladies and gentlemen shareholders, as I have said before, the proposals that are subject to approval by this meeting are a step in Prisa's financial normalization process.

They are not the last step, since we will continue to have debt ratios higher than desirable, but they will be a significant advance thanks to the amount involved and the rest of the qualitative features described above.

This process that began some years ago affects all areas of the company.

The CEO has amply illustrated the challenges we face - economic, cultural, technological and so on - as well as all the necessary management decisions, some already underway and more to come, to transform our company and emerge successfully from this situation.

The financial constraints within which we have been forced to operate in recent years require us to be especially efficient in allocating resources, to limit investments, to controlling costs, to operationally leverage our assets to the maximum and they have prevented us from undertaking operations for growth and diversification. But there is no doubt that all this will hold us in good stead and will help Group development in the future.

That we have managed to survive in this highly complex and difficult environment is thanks to the quality and leadership of our assets and brands, and our growing geographic diversification and the dedication of our employees and managers.

But there is a limit beyond which financial constraint may impair business, limiting its growth or its necessary transformation.

So today your support for this change in capital structure and your favorable vote on the proposals is so vitally important.

Thank you very much.

Speech of the chairman of PRISA's Audit committee, Juan Arena

General Shareholders Meeting

June, 30th 2012

Ladies and gentlemen shareholders,

I'm addressing you in my capacity as Chairman of PRISA's Audit Committee.

As you know, our shares trade on both the Spanish and the new York stock exchanges and we are therefore obliged to adhere to both Spanish and U.S. legislation and our own internal norms and bylaws.

I can confirm that during the year 2011 there have been no changes to the Committee and that, in accordance with the standards of both laws, all members of the committee are independent.

Although the committee must meet at least quarterly to review all periodic financial information ahead of submitting it to the relevant stock exchange authorities, we in fact met a total of seven times last year.

All these meetings are attended by the external auditor, who has informed us on the evolution of the most salient aspects of the audit.

Furthermore, at least once a year, the external auditors similarly inform the Board, always in accordance with best corporate governance practice.

Together, the Committee and the external auditors have reviewed the accounts that the Board of Directors is submitting for approval today.

The audit report of the Group accounts has been prepared in accordance with international accounting standards, is clean and unqualified.

The Committee has also proposed to the Board the appointment of Deloitte as account auditor for the supervision of the accounts for 2012.

Over the course of 2011 we paid particular attention to the implementation of a system for Internal Control over Financial Reporting that has covered the main risks and processes of Group companies, for whom we have identified the most relevant controls, both general and operational.

This internal control system has been evaluated by both the company and the external auditor, I am pleased to report that in the opinion of both, the system has worked effectively in 2011.

Meanwhile, I'd like to stress that the Committee is especially committed to the effective sizing of the internal audit in order to strengthen the work of supervision and control and, ultimately, improve the corporate framework and culture of control

We also supervise the Group's risk map and the performance and disclosure regarding the channel for complaints and concerns that has been implemented, in accordance with the recommendations for best corporate governance practices and in compliance with U.S. law. This allows employees, anonymously, and any other third parties associated with the group, subsequent to their identification, to communicate any irregularities that they might detect in Group operations.

I'll finish there, ladies and gentlemen shareholders. We are available to provide clarification on any point you might deem appropriate.

Thank you very much for your attention.

DISCLOSURE OF RELEVANT INFORMATION

Promotora de Informaciones, SA (PRISA) announces the following relevant information, under the provisions of art. 82 of Law 24/1988 of 28 July, of the Securities Market.

The Ordinary Shareholders Meeting of Promotora de Informaciones, SA, held today, has approved all the decisions attached, submitted to the Assembly.

The agreements included in items 7, 9 and 10 on the agenda have been approved by the holders of Class A and Class B shares. The other agreements were subject only to approval by Class A shareholders.

Madrid, June, 30th 2012

PRISA

PROMOTORA DE INFORMACIONES, S.A.

GENERAL SHAREHOLDERS MEETING

Madrid, June 30 2012

ONE

Review and, if applicable, approval of the annual accounts (balance sheet, profit and loss account, statement of recognized income and expense, statement of changes in equity, of cash flow statement and notes to the financial statements) and management reports for both the company and the consolidated group for the 2011 financial year, and the proposed distribution of profits. Distribution of minimum dividend.

a) To approve the Annual Accounts (Balance sheet, income statement, statement of recognized income and expense, statement of changes in equity, statement of cash flows and Notes to the Financial Statements) and Management Reports for both the Company and the Consolidated Group for the financial year ending December 31, 2011, as audited by the company's account auditors.

b) To approve the following distribution of profits (Euros 000):

	Amount
Distribution basis-	
Losses for the year	616,903
Distribution-	
To voluntary reserves	616,903

The resolution that was proposed under item one c), is included in the resolution eight.

TWO

Approval of the Board of Directors' management of the company in the 2011 financial year.

To approve, without reservations, the Board of Directors' management of the company during the past year.

THREE

Adoption of the necessary resolutions regarding the auditors of the company and its consolidated group for the 2012 financial year, pursuant to the provisions of Article 42 of the Commercial Code and Article 264 of the Companies Act.

As provided in Article 264 of the Companies Act and Article 153 ff. of the Companies Register Regulation, to appoint DELOITTE, S.L., a Spanish company with registered offices in Madrid at Torre Picasso, Plaza Pablo Ruiz Picasso no. 1, 28020 Madrid, Tax ID No. recorded on the Madrid Companies Register on Page M-54414, Folio 188, Volume 13,650, Section 8, as the auditors of the Company and its consolidated group for the term of one (1) year, to audit the financial statements for the year ending December 31, 2012

FOUR

Approval of the Company's website, pursuant to article 11 bis of the Capital Companies Act .

In accordance with Article 11 bis of the Companies Act approve the Company´s website with address www.prisa.com

FIVE

Amendment of articles 12, 13, 14, 15, 17, 20, 22 and 29 ter of the Bylaws, to adapt them to the new wording of the Capital Companies Act, pursuant to Law 25/2011, August 1, and to correct some wording deficiencies.

"Amendment of the following articles of the Bylaws, which shall read as follows:

Article 12. Powers

Shareholders at General Shareholders' Meetings comprise the highest sovereign body of the Company. The General Meeting shall decide all matters attributed it in these Bylaws, in its own Regulation or by Law, and particularly the following matters:

a) Approval of the annual accounts, the consolidated annual accounts, the Board of Directors' management, and the proposed distribution of profits.

b) Determination of the number of members on the Board of Directors.

c) Appointment and removal of Directors, as well as the ratification or revocation of the Board of Directors' provisional appointment of Directors.

d) Appointment and re-election of Auditors.

e) Capital increases or reductions; bonds issues and, in general, any type of securities issues, including preference interests; conversion; merger; spin-off or dissolution of the Company; and any amendment of the Bylaws.

f) Authorization of the Board of Directors to approve a capital increase pursuant to the Companies Act and to issue bonds of any class and to delegate to the Board of Directors any other powers pursuant to the Law and the Bylaws.

g) Approval and amendment of the General Shareholders' Meeting Regulation, in accordance with the Law and the Bylaws.

h) Annual approval of the Board of Directors' remuneration, pursuant to Article 19 of the Bylaws.

i) Authorization of Directors' remuneration consisting in granting shares or stock options, or remuneration pegged to share value.

j) The exercise of any other powers attributed to the Shareholders' Meeting by Law or in the Bylaws, and examining and deciding any other matter that the Board of Directors deems should be considered or resolved at a Shareholders' Meeting that is considered to be especially relevant in the interests of the Company.

Article 13.- Types of Shareholders' Meetings

General Shareholders' Meetings may be ordinary or extraordinary. They shall be called and shall be held in the manner determined by Law, in these Bylaws and in the internal regulations of the Company. It is mandatory to hold an Ordinary General Shareholders Meeting on the date set by the Board of Directors and within the term set forth in Article 164 of the Law.

Extraordinary General Shareholders Meetings shall be held when the Board of Directors deems one warranted or at the request of shareholders representing at least 5% of share capital, expressing in their request the matters to be discussed at the meeting. In such case the meeting called shall be held within two months after a notarized request for a meeting has been submitted to the directors, and the agenda must include the matters specified in that request.

Article 14.- Preparation of the General Shareholders' Meeting

All General Shareholders' Meetings shall be called within the time periods and in the manner set forth in the Law, the Bylaws and the General Shareholders' Meeting Regulation.

The notice of meeting shall state the Company's name, the place, date and time that the meeting is to be held, the agenda listing the items to be discussed, the office or offices held by the person or persons convening the meeting and other legally required mentions.

Shareholders representing a minimum of 5% percent of the total share capital may request that a supplement to the notice of an Ordinary Shareholders Meeting be issued to include one or more additional items on the agenda, provided that the new items are accompanied by the pertinent reasoning or a reasoned proposal for decision. This right cannot be exercised in connection with a call for an extraordinary general meeting. This right shall be exercised through a notice issued by any reliable means, received at the company's registered offices within five days following publication of the initial notice of meeting. The supplement to the notice of meeting must be published at least fifteen days prior to the date on which the meeting is to be held.

Within the same term stipulated in the preceding paragraph, shareholders representing at least 5% of share capital may submit grounded proposals for decision on items that are already included or that need to be included on the agenda for the general meeting that has been called. The Company must ensure disclosure of those proposals for decision and any attached documents to all the shareholders, in accordance with the provisions of article 19 of the Companies Act and with the General Shareholders' Meeting Regulation.

Prior to or during the meeting, shareholders may request the reports, documents or clarification that they deem warranted, as provided in the Law.

Nevertheless, the meeting shall be deemed to have been validly convened and called to order to discuss any matter, provided that shareholders representing all of the share capital are present and the attendees unanimously agree to hold the meeting, pursuant to Article 178 of the Companies Act.

Article 15.- Holding General Shareholders' Meetings

a) Place. Meetings shall be held at the venue indicated in the notice within the city in which the Company has its registered offices or elsewhere, on the stipulated day and time, unless it is a Universal Meeting.

b) All shareholders holding a minimum of 60 shares, registered on the corresponding stock ledger five days prior to the meeting, and who have obtained the corresponding attendance card may attend a General Meeting.

The Board of Directors shall attend the meeting. The Chairman of a General Meeting may authorize the attendance of any person he deems warranted; however shareholders at the meeting may revoke that authorization.

c) Proxies: Shareholders may authorize another person to act for them as proxies, complying with the requisites and formalities required in these Bylaws, the General Shareholders' Meeting Regulation and the Law. Grant of proxy shall be valid for a specific General Shareholders' Meeting. This requisite shall not apply when the proxy holds a notarized power of attorney to manage all of the shareholder's assets located in Spain. Grant of proxy must be indicated in writing on any of the following documents that in any case shall bear the grantor's signature: i) the attendance card issued by any of the entities participating in Iberclear, ii) a letter or iii) the standard form that for that purpose the company makes available to shareholders, and can also be conferred by any electronic means of communication. In that case, the requisites for electronic voting shall be applicable, provided it is not incompatible with the type of proxy.

The shareholder's appointment of the proxy and notice to the company of that appointment may be done in accordance with the provisions of the General Shareholders' Meeting Regulation.

d) Quorum. Without prejudice to the procedures set forth in the Law for special cases, a General Shareholders' Meeting may be held on the initial date and time stated in the notice when shareholders or proxies representing at least 25% of the subscribed shares having voting rights are present. On the second date and time stated in the notice, a General Shareholders' Meeting may be validly held regardless of capital in attendance.

e) Chairing the meeting. The Chairman of the Board of Directors shall chair shareholders meetings and, in his absence, the Vice Chairman, if any, shall preside and, in the absence of both of them, the director who is present and has the most seniority. In the absence of all of the foregoing, the shareholders shall designate a shareholder to preside at the meeting.

The person presiding at the meeting shall submit all items on the agenda for deliberation and shall direct the debates so that the meeting transpires in an orderly fashion. In that regard he shall enjoy the appropriate powers of order and discipline.

The person presiding at the meeting shall be assisted by a secretary, who shall be the Secretary to the Board of Directors or, if absent, the Deputy Secretary to the Board, if any, and if not, a person designated by the shareholders at the meeting.

The Presiding Board shall consist of the person presiding at the meeting, the secretary and all other members of the Board of Directors in attendance.

f) Voting by mail or electronic means. Shareholders may vote by post or by electronic means on the proposed resolutions appearing as items on the Agenda at any type of shareholder meeting. The identity of the party exercising voting rights must be ensured in accordance with the requirements set forth in the General Shareholders' Meeting Regulation. Electronic votes shall be cast using a recognized electronic signature or any type of guarantee that the Board of Directors deems appropriate to ensure the authenticity and identification of the shareholder exercising his voting rights. Shareholders using distance voting shall be deemed present when determining whether a quorum for the meeting exists. Votes cast using such methods must have been received at the Company's registered offices at least twenty-four hours prior to the initial day and time on which the meeting is to be held. If not, the vote shall be deemed as not having been cast. The Board of Directors may set an earlier deadline on the notice announcing the shareholders' meeting.

The Board of Directors is empowered to implement the foregoing provisions, setting forth the appropriate rules, means and procedures according to available technology, in order to enable voting and appointment of proxies by electronic means. Specifically, among others, the Board of Directors may regulate the use of guarantees other than electronic signatures in the casting of electronic votes.

The rules implemented by the Board of Directors pursuant to this section shall be published on the company webpage.

g) Voting. The person presiding at the meeting shall announce the voting results, summarizing the number of votes in favor and against the proposed resolution by reading the results aloud.

The General Shareholders' Meeting Regulation shall set forth the procedures and systems for counting the votes cast on the proposed resolutions.

h) Resolutions. Resolutions shall be adopted by vote of the majority of shares represented as required in these Bylaws or in the Companies Act. Each share having voting rights, present or represented by proxy at the General Meeting, shall be entitled to one vote.

The adoption of resolutions shall require the favorable vote of half plus one of the shares having voting rights, present or represented by proxy at the General Meeting, except in the cases in which these Bylaws or the Law require a reinforced majority.

Article 17.- Nature, number of members and officers

The Board of Directors shall manage, direct and represent the Company, without prejudice to the powers that pursuant to the Law or the Bylaws shall be exercised by shareholders at General Shareholders' Meetings.

The Board shall have a minimum of three and a maximum of seventeen members, who shall be appointed by and whose number shall be determined at the Shareholders'

Meeting. In that regard, the shareholders may expressly determine the number at a Meeting, or may do so indirectly by choosing to fill or not to fill vacancies or to appoint or not to appoint new Directors within the aforementioned minimum and maximum number of members.

The Board of Directors shall appoint a Chairman from among its members and may likewise appoint one or several deputy chairmen. It may also appoint a Delegated Committee from one of its members, or one or several Chief Executive Officers, to whom the Board may grant joint or joint and several powers to represent the Company.

The Board shall also appoint a secretary, who need not be a board member, and may appoint a deputy secretary, who likewise need not be a board member.

The Board of Directors shall approve the Regulations governing its organization and procedures.

Article 20. Representation of the Company

In accordance with Article 234 of the Companies Act, the Board of Directors shall represent the Company, whether in court or otherwise. Thus it is granted broad powers to manage, direct, administer assets and represent the Company, with the capacity to enter into all types of transactions and contracts to dispose of or acquire absolute ownership of all types of personal or real property, securities, currencies or negotiable instruments. These broad powers of representation shall consequently extend to mercantile, commercial, or banking transactions, including those generally requiring express power of attorney, and shall suffice to encumber or mortgage property, reach settlements, acquire interests in other companies, decide to exercise administrative and judicial actions at all instances, file appeals at both the Supreme Court and Constitutional Court, testify in court as a party to the proceedings, or guarantee third-party transactions, with no limitations other than those set forth in the Law.

The Board of Directors may, even when exercising delegated powers, grant and withdraw general or special powers of attorney with the powers it determines, including the power to totally or partially substitute or limit those powers in accordance with the Law.

The Board of Directors may not delegate its obligation to render accounts, present balance sheets at General Shareholders' Meetings nor any powers that the shareholders may have granted it without being expressly authorized to do so.

Article 22. Board Meetings

The Board shall meet at least once every quarter and whenever the Chairman deems it warranted, or when requested by two or more directors or by the Chief Executive Officer. In the latter two cases, the Chairman shall not delay issuing a notice of meeting more than five days from the date that the request is received.

Notice of board meetings including the agenda for the meeting shall be issued by the Chairman or his substitute, by fax, telegram, e-mail, or registered mail to each and all of the directors at least seven days prior to the date of the meeting.

Under urgent circumstances and at the Chairman's discretion, a board meeting may be called without the aforementioned prior notice, indicating the matters to be discussed.

Directors making up at least one-third of the members of the board of directors may call a board meeting, stating the agenda for the meeting to be held in the place where the company has its registered office, if the chairperson fails, without justification, to call a meeting within one month from being requested to do so.

Article 29 ter.- Web Page

The Company shall maintain a web page to provide information to shareholders and investors (www.prisa.com), which shall include the documents and information required under the Law, including at least the following:

a) Current Bylaws

b) General Shareholders' Meeting Regulation

c) Board of Directors Regulation

d) Annual financial report and all other financial statements that the Company issues and releases periodically.

e) Internal Code of Conduct for Securities Markets

f) Corporate governance reports

g) Documents concerning ordinary and extraordinary shareholders' meetings, with information concerning the agenda, the Board of Directors' proposals, as well as any other relevant information that shareholders may require in order to cast their votes.

h) Information concerning the content of shareholders meetings previously held, and especially concerning the composition of the meeting when called to order, the resolutions adopted, and the number of votes cast for and against each of the proposed resolutions on the agenda.

i) The means of communication existing between the Company and shareholders and, especially, information to enable shareholders to exercise their right of information, indicating postal and email addresses to which shareholders may send queries.

j) The means and procedures for appointing proxies at shareholders' meetings.

k) The means and procedures for exercising distance voting including, when applicable, those implemented to verify attendance and voting by electronic means at shareholders' meetings.

l) Relevant events disclosed to the National Securities Market Commission."

SIX

Amendment of articles 4, 5, 6, 8, 9, 19 and 24 of the General Shareholders Meeting Regulations, to adapt them to the new wording of the Capital Companies Act, by Law 25/2011, August 1.

"Amendment of articles 4, 5, 6, 8, 9, 19 and 24 of the General Shareholders Meeting Regulation which shall read as follows:

Article 4. Call.

4.1. The General Meetings shall be called by the Board of Directors, which shall set out the agenda.

The Board of Directors shall call the Ordinary Meeting on the terms laid down under the Law, and the Extraordinary Meeting shall always be requested by a notarial process by a number of shareholders who hold, at least, five per cent of the share capital. In this case, the Board of Directors shall call the Meeting to be held within the two months following the date on which it would have been requested by a notary process to such end, and it shall draw up the agenda that shall necessarily set out the business that may have been the object of the request.

4.2. If the Ordinary or Extraordinary General Meetings are not called in the time period in accordance with the terms set out in point 4.1 above, this may be undertaken by a Judge of First Instance of the district where the company registered office is located, on the terms set down in Law.

Article 5. Publication of the Notice of Meeting.

5.1. Both the Ordinary and Extraordinary General Meetings shall be called by the Board of Directors by means of an announcement published in in at least the following: a) The Official Bulletin of the Commercial Registry or a leading daily newspaper in Spain, b) The Spanish Securities Market Commission's website and c) The website of the Company.

General meetings must be convened at least one month before the date they are to be held. The announcement is to state the date, as applicable, on which the Meeting will be held at second call, as appropriate. In this case, there shall be a period of at least 24 hours between the first and the second meeting.

Shareholders representing a minimum of five percent of the total share capital may request that a supplement to the Notice of an Ordinary General Meeting be issued including one or more additional items on the agenda, provided that the new items are accompanied by the pertinent reasoning or a reasoned proposal for decision. This right cannot be exercised in connection with a call for an extraordinary general meeting.

This right must be exercised by means of certified notice received at the company's registered offices within five days following publication of the Notice of Meeting. The supplement to the Notice of Meeting must be published at least fifteen days prior to the date on which the meeting is to be held.

5.2 Within the same term stipulated in section 5.1 above, shareholders representing at least 5% of share capital may submit grounded proposals for decision on items that are already included or that need to be included on the agenda for the general meeting that has been called. The Company must ensure disclosure of those proposals for decision and any attached documents to all the shareholders, in accordance with the provisions of article 6.6 of these Regulations.

5.3. The announcement of the meeting shall state the company's name, the place, date and time of the meeting of the first call, and as appropriate, of the second one. It shall furthermore contain the agenda for the meeting listing the items to be discussed, the office or offices held by the person or persons convening the meeting, and must state the deadline by which shareholders must have shares registered in their name, to be able to attend and vote at the general meeting, and the other requirements demanded by the Law, the Bylaws and these Regulations.

The announcement for the call for the General Meeting shall state the right that corresponds to the shareholders, from the date of the publication thereof, immediately and free of charge, to obtain the documentation required by the Law and the Bylaws and the address of the company's website where the information will be available.

It shall likewise include the necessary data regarding the Shareholders' Service Office, and state the telephone numbers, electronic mail address, offices and timetable for opening hours.

Likewise, the announcement must also clearly and accurately set out the formalities that shareholders must perform to be able to attend and vote at the general meeting, including particularly the requirements demanded by article 517 of the Companies Act.

Article 6. Shareholders' right to information prior to the holding of the Meeting.

6.1. The shareholders are able, by means of a written communication, to request information or clarifications from the directors up to seven days prior to the holding of the Meeting, or to ask questions about the business contained on the agenda and concerning the information accessible to the public that may have been furnished by the Company to the Spanish Securities and Exchange Commission from the holding of the last General Meeting and concerning the auditor's report.

6.2. The information requested in conformity with the terms of this article shall be provided to the requesting party by the Board of Directors or, by means of delegation from the same, by any of its members empowered to such effect or by its Secretary. The information shall be submitted in writing, within the period that runs to the day of the holding of the General Meeting, through the Shareholders' Service Office.

6.3. Nevertheless, it shall be possible to refuse to provide the information requested in the cases covered by article 19.3 of these Regulations.

6.4. The requesting party shall substantiate its identity in the case of a written information request, by means of a photocopy of his National Identification Document

or Passport and – if legal persons are concerned – a document that sufficiently substantiates the representation thereof.

Furthermore, the requesting party shall accredit his status as shareholder or provide the sufficient data (number of shares, recipient entity, etc.), so that these can be verified by the Company.

6.5. In the case of the right to information being exercised by means of electronic correspondence or another form of telematics communication, a similar procedure shall be used to that laid down in article 11.2 of these Regulations and the identity of the shareholders shall be accredited in accordance with the same requirements as set out in the aforesaid article 11.2.

6.6. From the date of publication of the announcement of the call, and until that general meeting is held, the web page of the Company shall feature continuously –in addition to any other mandatory documents, the following:

a) *the announcement of the call*
b) *the total number of shares and voting rights on the date of the call for the general meeting, broken down by share class, if any.*
c) *the documents to be submitted to the general meeting, particularly the directors' report, auditor's report and independent expert's report.*
d) *the full texts of the proposals for decision, or failing such texts, a report by the governing bodies detailing each of the items on the agenda. Any proposals for decision submitted by shareholders will also be included as they are received.*
e) *the forms to be used for voting by proxy and remote voting.*

The documentation provided in the preceding paragraphs c), d) and e) shall also be forwarded to the Spanish Securities and Exchange Commission.

The publication of the proposals of resolutions shall not exclude the amendment thereof prior to the General Meeting, if this is legally possible.

6.7. On occasion of the convening of the General Shareholders Meeting, as foreseen in Law and in the terms in which it is developed technically and legally, the website must include a shareholders' electronic forum, accessible by individual shareholders and any voluntary associations established by them, designed to facilitate their communication prior to general meetings. The forum may include motions to be tabled in addition to the agenda announced in the meeting notice, requests for support for such motions, initiatives to gain sufficient percentage to exercise the minority voting right established by law, as well as offers or requests for voluntary representation. The Board of Directors must determine the rules governing at all times, the Forum enabled the general meeting, which will be publicized on the website.

Article 8. Proxies

8.1. Shareholders may authorize another person to act on their behalf as a proxy. Grant of proxy shall be valid for a specific meeting. Grant of proxy shall be indicated on any of the following documents that in any case shall bear the grantor's signature: i) the attendance card issued by any of the entities participating in Iberclear, ii) a letter or

iii) the standard form that for that purpose the company makes available to shareholders.

The proxy form shall contain or have annexed thereto the agenda for the meeting.

When the proxy holds a notarized power of attorney to manage all of the shareholder's assets located in Spain it is not necessary that the proxy is granted specifically for a specific meeting, nor that the proxy is granted, with grantor's signature, in one of the documents mentioned in the first paragraph of this article. However, the proxy must accompany the attendance card, issued in favor of the shareholder represented, by by any of the entities participating in Iberclear.

If the proxy is filled in favor of the Board of Directors or if no names are expressly indicated, it will be understood that the proxy is granted to the Chairman of the Board.

If the proxy grantor does not give voting instructions, the proxy could vote in the sense most appropriate for the shareholder interest.

8.2. If the appointed proxy has a conflict of interest when voting on any of the proposals that, whether or not on the Agenda, are submitted to the General Meeting, and the proxy grantor has not given precise voting instructions, the proxy should refrain from voting for the points on which having a conflict of interest, have to vote on behalf of the shareholder.

8.3. Proxy granted to persons ineligible to exercise this right pursuant to the Law shall be invalid and have no effect.

8.4. Proxy may also be granted by electronic means of distance communication according to the procedures set forth in Article 11.2. of this Regulation, provided that they are not incompatible with the type of proxy, and the shareholders' identity shall be verified with the same requisites provided in the aforementioned Article 11.2., the term set forth in Article 11.3. of this Regulation for the valid receipt of the proxy card likewise being applicable. To identify the proxy appointed by a shareholder, should be necessary to complete the identifying information required for such purposes in the electronic form.

8.5. Proxy may always be revoked, and will be considered to have been so if a shareholder who has granted proxy attends a meeting in person.

8.6. The proxy may act for more than one shareholder with no restrictions on the number of shareholders represented. Where a proxy represents several shareholders, the proxy may issue differing votes, depending on the instructions received from each shareholder.

8.7. The number of shares represented will count for the purposes of quorum at the general meeting.

8.8. The Board of Directors is empowered to implement the foregoing provisions, setting forth the appropriate rules, means and procedures according to available

technology, in order to enable proxy to be granted electronically, and adjusting them when warranted to any norms that may be issued in that regard.

Specifically, the Board of Directors may (i) regulate the use of guarantees with respect to electronic signatures for granting proxy through electronic correspondence and (ii) set an earlier deadline for receiving proxies granted by mail or electronically.

8.9. The person presiding at the meeting and the secretary of the Shareholder's Meeting shall have broad powers to judge the validity of the documents or means used for authorizing proxies.

8.10. Likewise, a financial services entity, in its capacity as a professional financial intermediary, may exercise voting rights in a listed public limited company on behalf of its client, whether an individual or a legal entity, where the client appoints that entity as proxy. In this case, a financial intermediary may cast differing votes for its clients, in compliance with any differing voting instructions it receives. It must advise the Company, within the seven days before the date for which the general meeting has been called, of how it will vote, given notice of the identity of each client, the number of shares whose voting rights it will exercise on behalf of those clients, and the voting instructions that the intermediary has received, if any.

Article 9. Proxy Solicitations

9.1. Proxy solicitations shall in all instances conform to the provisions of the Companies Act and all other applicable legislation.

9.2. In addition to compliance with the duties provided for by article 523 of the Capital Companies Act, in the event the proxy is granted by a public request and the proxy grantor has not indicate voting instructions, it shall be understood that the proxy (i) refers all the points on the agenda of the General Meeting, (ii) the vote is in favour of all the proposed resolutions made by the Boards of Directors and (iii) and it is understood that regarding the points out of the agenda, the proxy shall vote in the sense most appropriate for the shareholder interest.

In any case directors will be considered affected by a conflict of interest with respect to the following decisions:

- *His appointment, re-appointment or ratification of his appointment to the Board of Directors.*
- *His dismissal, expulsion or removal from the Board of Directors.*
- *A derivative suit against him.*
- *The approval or ratification, when warranted, of related-party transactions between the Company and the director in question, or with companies he controls or represents, or with persons acting on his behalf.*

Article 19. Requests for Information during Shareholders' Meetings.

19.1. During their turns to speak shareholders may orally request any information or clarification that they deem warranted concerning the items on the agenda and also regarding the publicly available information that the Company has submitted to the

Spanish Securities Market Commission since the most recent general meeting and regarding the auditor's report.

19.2. Directors shall be obliged to provide the requested information, unless it is not available during the meeting, in which case directors shall be obliged to provide that information in writing with seven days following the end of the Meeting, without prejudice to the provisions of the following paragraph.

19.3. Information need not be provided when publicizing information requested by the shareholders may be harmful to the Company's interests. However, information may not be denied for that reason when the request is supported by shareholders representing at least twenty-five per cent of share capital.

Likewise, directors will not be obliged to answer specific questions from shareholders where the information requested was clearly and directly available in advance to all shareholders on the company's website in a question and answer format.

19.4. Information or clarification requested from directors shall be provided by the Chairman, the Chief Executive Officer, the Secretary, or if the Chairman so requests, from a director, the chairman of the Audit Committee or any employee or expert in the matter.

19.5. The Chairman shall decide the order of the responses to shareholders' requests, and whether responses will be offered after each turn to speak or together, after the last speaker has finished. Shareholders shall not have rebuttal rights, unless the Chairman decides to grant them based on the importance of the matter.

Article 24. Publishing of Resolutions

Without prejudice to the entry of those resolutions that can be inscribed in the Companies Register, and the legal provisions concerning the publishing of the company resolutions that may be applicable, the Company shall – on the same day of the holding of the Meeting or the working day immediately thereafter – forward the text of the resolutions approved to the Spanish Securities and Exchange Commission, by means of the corresponding communication of relevant information. The text of the resolutions and the outcome of the voting shall likewise be made available in full through the Company web page, within five days following the end of the General Meeting."

SEVEN

Amendment of the minimum preferred dividend payment system for Class B non-voting shares and subsequent amendment to article 6 of the Bylaws to adapt its text to the new legal regime for Class B non-voting shares.

1. Minimum dividend regime amendment and Bylaws amendment

It is resolved that the minimum preferred dividend on non-voting Class B shares may be paid, without distinction, at the election of the Company, in cash, in Class A shares or as a combination of both, all subject to the following terms and conditions:

(a) Authority to choose one or the other manner of payment will correspond to the Company, and may be exercised in its discretion both regarding the annual minimum dividend payment in the amount of 0.175 euros per share, and regarding payment of the proportional part of the minimum dividend accruing in the event of conversion of the non-voting Class B shares into Class A shares on the initiative of the owners of those Class B shares during each of the time windows established for that purpose.

(b) For purposes of the provisions of this resolution, Class A shares the Company delivers in exercise of its discretionary authority will be valued at 1 euro per share. Thus, if payment of the dividend is made in Class A shares, the owners of Class B shares entitled to the minimum dividend will be entitled to the number of Class A shares resulting from dividing the total amount of the cash dividend corresponding to them by the aforesaid amount of 1 euro. The number of Class A shares corresponding to each holder of Class B shares will be rounded downward to the nearest whole number, and the difference will be paid by the Company in cash.

(c) Payment of the dividend in Class A shares may be made using already-issued Class A shares the Company holds as treasury shares, or newly-issued shares. In the latter case, the Class A shares will be issued by way of the capital increase against profits corresponding to Class B shares and, in the absence thereof, against the issue premium reserve created upon issue of the non-voting convertible Class B shares.

As a result of this resolution, the legal payment of non-voting Class B shares is amended, as is section 2(a) of art. 6 of the Company's Bylaws which, in order to reflect the fact that the minimum dividend will be paid, at the election of the Company, in cash, in Class A shares, or as a combination of both, will read as follows:

> *"6.2. The capital is totally subscribed and paid up.*
> *The Class B convertible non-nonvoting shares will have the following minimum characteristics:*

(a) Minimum dividend:

The holders of non-voting convertible Class B shares will be entitled to receive an annual minimum dividend per share. The aforesaid dividend will be paid, at the election of the Company, in cash, in Class A shares or as a combination of both. If the Company decides to pay it in cash, it will pay the amount of 0.175 euros per Class B share. If it decides to pay it in Class A common shares, it will deliver shares corresponding to that amount based on valuing each Class A common share at 1 euro. Thus, if payment of the dividend is made in Class A shares, the holders of Class B shares with the right to the minimum dividend will be entitled to the number of Class A shares resulting from dividing the total amount of the cash dividend that would have corresponded to them by the aforesaid amount of 1 euro. The number of Class A shares corresponding to each holder of Class B shares will be rounded downward to the nearest whole number and the difference will be paid by the Company in cash.

The Company's discretionary authority to pay the minimum dividend on the non-voting Class B shares in cash, in Class A shares or as a combination of both also will apply, using the same rules for calculation and valuation, to the proportional part of the dividend accruing in the event of conversion of the non-voting Class B shares into Class A common shares using the procedure contemplated in following article 6.2(b) of the Bylaws.

Payment of the dividend in Class A shares may be made using Class A shares already issued by the Company and held as treasury stock, or using newly-issued Class A shares. In the latter case, the Class A shares will be issued by way of a capital increase against the profits that would have corresponded to the Class B shares and, in the absence thereof, against the issue premium reserve created upon issue of the non-voting convertible Class B shares, which will be restricted except for payment of the minimum dividend and payment of the par value of the Class A common shares in excess of the number of non-voting convertible Class B shares that are converted, if the conversion ratio is other than 1 to 1 based on the provisions of section b) below. The restricted nature of the aforesaid reserve will be maintained until all of the non-voting convertible Class B shares have been converted into Class A common shares and the minimum dividends referred to in this article have been fully paid.

To that end, the Company will submit such resolutions for capital increases against reserves as may be necessary for approval of the General Meeting.

Minimum dividends not distributed, in whole or in part, by reason of insufficient distributable profits or issue premium reserve created upon issue of the Class B convertible non-voting shares, will be cumulative.

2. Condition precedent

The effectiveness of this resolution is subject to the condition precedent that the resolutions proposed by the Board of Directors under points Eighth, Ninth and Tenth of the agenda for this Ordinary General Meeting of Shareholders be adopted. Thus, if the

General Meeting does not adopt each and every one of the aforesaid resolutions, this resolution will be of no legal effect whatever.

3. Separate voting

In accordance with the provisions of articles 103 and 293 of the Capital Companies Act, this resolution for approval will require a double majority in separate voting of the holders of Class A shares and of holders of Class B shares.

In both cases a qualified attendance quorum will be required (50% on first call and 25% on second call), and the resolution must be approved by a favourable qualified majority of 75% of the shares present or represented (on first or second call), as contemplated in article 15 bis of the Bylaws.

EIGHT

Payment of the Class B shares minimum annual dividend corresponding to the year 2011 and the proportional part of this dividend accrued for the conversion of Class B shares into Class A common shares during the following 12 months. Approval of capital increases against Class B share premium reserve required to pay the Class B preferred dividend with Class A ordinary shares. Request for admission to trading the Class A ordinary shares issued through the capital increases on the stock exchange markets of Madrid, Barcelona; Bilbao and Valencia. Delegation of powers to the Board of Directors to execute the capital increases and verify compliance with the conditions of this resolution.

1. Payment of the annual minimum dividend for the 2011 financial year, and the dividend accrued by reason of voluntary conversion of Class B shares during the following twelve months

In accordance with the provisions of article 6.2(a) of the Company's Bylaws, it is resolved to pay the preferred minimum annual dividend on the Class B shares for the 2011 financial year, in a total amount of 65,947,776 euros, by way of delivery of 65,947,776 newly-issued Class A shares.

Also, and equally in compliance with the provisions of the referred article, it is resolved to consider the possibility of payment in Class A shares of the dividend accrued by reason of voluntary conversion of Class B shares during the 12 months following adoption of this resolution.

2. Increase of capital for payment of annual minimum dividend

For purposes of covering payment of the annual minimum dividend on Class B shares for the 2011 financial year, in accordance with the provisions of the Bylaws, there not being distributable profits in the aforesaid 2011 financial year, it is resolved to increase the Company's capital against the issue premium created upon issue of the Class B shares in the amount of euros 6.594.777.60. As a result of the aforesaid increase, 65,947,776 Class A common shares will be issued, and allocated to the holders of Class B shares using the formula contemplated in article 6.2(a) of the Bylaws, pursuant to which each class B shareholder is entitled to allocation to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares held by it and €0.175 by 1 which is the euro value given by the Bylaws to Class A common shares.

It is expressly envisioned the partial execution of this capital increase in the event of voluntary conversion of Class B shares before the payment's date of the 2011 annual minimum dividend.

3. Increase of capital for payment of dividend accrued as a result of conversion

For purposes of allowing for payment in the form of Class A shares of the minimum dividend accrued by reason of voluntary conversion of Class B shares into Class A

shares during the 12 months following this date, in accordance with the provisions of the Bylaws, it is resolved to increase capital of the Company against the issue premium reserve created upon issue of the Class B shares, to the extent allocated to this purpose, in twelve tranches corresponding to each of the periods during which the minimum dividend may accrue by reason of conversion, each of them in the amount indicated below:

(i) During the first tranche (corresponding to the shares that are converted in the month of July 2012), the amount of the increase will be 4,408,563.70 euros, divided into 44,085,637 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted and the value of the dividend accrued per share during the reference period is 0.116986301 euros, will be automatically reduced based on the Class B shares not converted. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(ii) During the second tranche (corresponding to the shares that are converted in the month of August 2012), the amount of the increase will be 4,950,600.20 euros, divided into 49,506,002 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior period, and that the value of the dividend accrued per share is 0.131369863 euros, will be automatically reduced based on the Class B shares converted during the prior period and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(iii) During the third tranche (corresponding to the shares that are converted in the month of September 2012, the amount of the increase will be 5,510,704.60 euros, divided into 55,107,046 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.146232877 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B

shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(iv) During the fourth tranche (corresponding to the shares that are converted in the month of October 2012), the amount of the increase will be 6,052,741.10 euros, divided into 60,527,411 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.160616438 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(v) During the fifth tranche (corresponding to the shares that are converted in the month of November 2012), the amount of the increase will be 6,612,845.50 euros, divided into 66,128,455 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.175479452 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(vi) During the sixth tranche (corresponding to the shares that are converted in the month of December 2012), the amount of the increase will be 7,172,949.90 euros, divided into 71,729,499 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.190342466 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(vii) During the seventh tranche (corresponding to the shares that are converted in the month of January 2013), the amount of the increase will be 7,678,850.70 euros, divided into 76,788,507 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.203767123 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(viii) During the eighth tranche (corresponding to the shares that are converted in the month of February 2012), the amount of the increase will be 8,238,955.10 euros, divided into 82,389,551 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.218630137 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(ix) During the ninth tranche (corresponding to the shares that are converted in the month of March 2013), the amount of the increase will be 8,780,991.60 euros, divided into 87,809,916 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.233013699 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(x) During the tenth tranche (corresponding to the shares that are converted in the month of April 2013, the amount of the increase will be 9,341,096.00 euros, divided into 93,410,960 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.247876712 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(xi) During the eleventh tranche (corresponding to the shares that are converted in the month of May 2013), the amount of the increase will be 9,883,132.50 euros, divided into 98,831,325 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.262260274 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

(xii) During the twelfth tranche (corresponding to the shares that are converted in the month of June 2013), the amount of the increase will be 10,443,236.90 euros, divided into 104,432,369 Class A common shares. That amount, calculated assuming that all of the Class B shares are to be converted during the period in question and, therefore, that none were converted in the prior periods, and that the value of the dividend accrued per share is 0.277123288 euros, will be automatically reduced based on the Class B shares converted during prior periods and those not converted during the current period. As a result of the increase made during that tranche, the Class A common shares issued will be allocated to the Class B shares that have sought conversion in accordance with the formula contemplated in article 6 of the Bylaws. Pursuant to which the each class B shareholder is entitled to assignment to it of the number of Class A common shares resulting from dividing the product of the number of Class B shares converted and the accrued part of the minimum dividend between 1 which is the euro value given by the Bylaws to Class A common shares.

The amount of the capital increase corresponding to each of the tranches established above also will be automatically reduced if – and to the extent that – the Company's

Board of Directors, in view of the conversions requested, decides, based on the liquidity position of the Company and the evolution of the share price, to pay the dividend accrued during each of the conversion periods in cash. The reduction of the amount of the increase will be equivalent to the par value of the number of Class A shares that would have been required to pay the cash dividend in shares in accordance with the formula set forth in the Bylaws.

4. Adjustment of capital increases by rounding

In the case of capital increases contemplated in both sections 2 and 3 above, the number of Class A shares to be issued will be rounded downward and, therefore, fractional Class A shares will not be issued or allocated. As a result, a Class B shareholder entitled to receive a fraction of a Class A share for that fractional interest will receive only cash compensation equivalent to the dividend corresponding to it in accordance with the calculation formula set forth in the Bylaws. Therefore, it is possible that, even if the Company decides to pay all of the annual minimum dividend for the 2011 financial year or the dividend accrued thereafter by reason of conversion into Class A shares, by reason of rounding a part of the minimum dividend do not consist of Class A shares, but rather of cash. In this case the amounts of the increases corresponding to the annual dividend and dividend accrued by reason of conversion automatically will be reduced to the extent resulting from the effect of the aforesaid rounding in accordance with the calculation formula set forth in the Bylaws.

5. Balance sheet and reserve against which both increases are made

The balance sheet serving as the basis for the capital increase to be used to cover payment of both the minimum annual dividend on Class B shares for the 2011 financial year and the dividend accrued thereafter by reason of conversion is the balance sheet at 31 December 2011, which has been audited by Deloitte, S.L. on 26 April 2012, and submitted for approval of the Ordinary General Meeting of shareholders under the first point of the Agenda.

The par value of the shares involved in the issue will be paid by application of the corresponding amount of the positive balance of the issue premium created upon issue of the non-voting convertible Class B shares, established as a reserve restricted except for purposes of payment of minimum dividend and covering payment of the par value of Class A common shares in excess of the number of non-voting Class B shares that are converted on the mandatory conversion date if the conversion rate is other than 1 to 1, as established in the Bylaws.

6. Rights of new Class A shares

The new Class A shares issued by virtue of the capital increases contemplated in the preceding sections will be Class A common shares with a par value of ten cents (0.10) on the euro each, of the same class and series as the Class A common shares currently outstanding, registered in book-entry form with Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear) and its Affiliated Participants. The new Class A shares will confer to their holders the same voting and economic rights as the Company's common shares currently outstanding, from the date the capital increases are declared to have been subscribed and paid up.

Each of the public deeds documenting the issue of the new Class A shares having been executed, it will be registered in the Madrid Commercial Registry and the deed will be delivered to the CNMV, the corresponding stock exchange markets and Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (Iberclear). The latter will enter the issued shares in its central registry. The Affiliated Participants will make the corresponding book entries in favour of the owners of the allocated shares, after which time the owners may request the certificates showing ownership of the issued shares from the Affiliated Participants.

7. Admission to trading of the new Class A shares

It is resolved to request admission to trading of the new Class A shares issued by virtue of this capital increases resolution on the Madrid, Barcelona, Bilbao and Valencia stock exchange markets, through the Exchange Interconnection (Continuous Market) System, and to take such steps and actions as may be necessary and present such documents as may be required by the competent authorities for admission to trading of the newly-issued Class A shares corresponding to the resolved capital increases, it being expressly noted that the Company is subject to such rules as may exist or be issued regarding stock exchange markets and, in particular, regarding listing, maintenance of listing and delisting.

It is expressly noted that, if delisting of the Company's shares subsequently is requested, it will be adopted with the same formalities that are applicable and, in that case, the interests of shareholders opposing or not voting on the delisting resolution will be guaranteed.

If it deems it to be appropriate, the Board of Directors is authorised to request admission to trading of the Class A shares issued by virtue of this resolution on the New York Stock Exchange, by way of issue of the appropriate "American Depositary Shares" or on any other foreign secondary markets it deems to be appropriate.

In compliance with the provisions of sections 1 and 3 of article 35 bis of Securities Market Act 24/1988 of 28 July 1988, the Company, by means of the corresponding material disclosure to the National Securities Market Commission, will make all documentation related to the transaction available to the public, including the corporate resolutions, the report of the administrators and the auditor's report.

8. Delegation of authority to implement capital increase resolutions

It is resolved to authorise the Board of Directors, under the provisions of article 297(1)(a) of the Capital Companies Act, as broadly as required by law, with express authority to delegate to its Delegated Committee, President or Chief Executive Officer so that, on a non-exhaustive basis, rather merely by way of illustration and not limitation, for a term of one year from the holding this General Meeting, it may:

(i) Resolve to implement the capital increase corresponding to the annual dividend for the 2011 financial year and the capital increases corresponding to the dividends accrued by reason of conversion during the twelve following months, fix the issue date and delivery of new shares and fix the terms of the increases to

the extent not contemplated in this resolution. In particular, the Board of Directors is instructed and authorised: (i) to implement the capital increase to cover dividends accrued by reason of conversion in tranches; (ii) to determine the definitive amount of the capital increase for payment of the 2011 annual dividend and the capital increase tranches for payment of dividend accrued by reason of conversion after rounding using the process set forth in section 4 above; (iii) to determine the definitive amount of the 12 tranches corresponding to the dividend accrued by reason of conversion based on the corresponding reduction or reductions as a result of the number of shares requesting conversion and, if applicable, the cash payments that have been decided upon by the management body in accordance with the rules contemplated in section 3 above.

(ii) To declare the capital increase corresponding to the 2011 annual dividend, and the subsequent increases corresponding to the capital increase tranches corresponding to the dividend accrued by reason of conversion to have been closed and implemented.

(iii) To redraft section 1 of article 6 of the Bylaws related to capital to adjust it to the result of implementation of the successive capital increases.

(iv) To execute the public deed reflecting the foregoing resolutions, and such others as may be necessary or appropriate for purposes of implementing the capital increases referred to above, determining the number of shares to be issued, redrafting article 6 of the Bylaws to adapt it to the number of shares resulting as they are issued by reason of payment of the annual minimum dividend or within the various monthly windows if the holders of the non-voting Class B shares exercise their conversion rights.

(v) To exercise any rights and obligations deriving from the aforesaid public deeds.

(vi) To draft and prepare such prospectuses and notices as may be required by applicable legislation, in particular those requested by the National Securities Market Commission (CNMV) or any other public agency, and to agree to such subsequent amendments thereof as it deems to be appropriate, filing them with the authorities competent for that purpose.

(vii) If applicable, to appoint the company assuming the functions of agent for the capital increase and for that purpose to sign such agreements and documents as may be necessary.

(viii) To apply for admission to trading of the newly-issued Class A shares on the Madrid, Barcelona, Bilbao and Valencia stock exchange markets and their inclusion within the Exchange Interconnection (Continuous Market) System, with all the powers that are necessary for that purpose under the applicable legislation, taking whatever steps are necessary and executing whatever documents are required to do so, and to appoint the entity responsible for maintaining the accounting records for the shares and, if applicable, the custodians responsible for issuing the deposit certificates to represent the shares, executing whatever documents are necessary for that purpose.

(ix) To apply for admission to trading of the Class A shares issued by virtue of capital increase resolutions on the New York Stock Exchange, by way of issuance of the appropriate "American Depositary Shares" or on any other foreign secondary markets it deems to be appropriate.

(x) To take such actions as may be necessary and approve and formalise such public or private documents as may be necessary or appropriate for full effectiveness of the capital increase resolutions as regards any of their aspects and content; to apply for such entries or annotations as may be necessary in respect of the aforesaid capital increases, or any other question related thereto, appearing before the Commercial Registry or any other entity required for such purposes.

(xi) If applicable, to correct and complete the errors, defects and omissions in the documents formalised as a result of exercise of the authority granted herein, that prevent or interfere with their full effectiveness, in particular those that may prevent their entry in the public registries, for that purpose having authority to introduce such modifications as may be required to adapt them to the verbal or written review of the Registrar.

(xii) And, in order to exercise the foregoing authority, to take any actions or sign and execute any other documents, whether public or private, they deem to be necessary or useful for implementation of the authority conferred herein.

9. Qualified attendance quorum and majority

This resolution will require the constitution of the General Shareholders with a qualified attendance quorum will be required (50% on first call and 25% on second call), and the approval by a favourable qualified majority of 75% of the shares present or represented (on first or second call), as contemplated in article 15 bis of the Bylaws.

10. Condition precedent

The effectiveness of the aforesaid resolution is subject to the condition precedent that the resolutions constituting points Seventh, Ninth and Tenth of the Agenda for this Ordinary General Meeting of Shareholders be adopted. Thus, if the General Meeting does not adopt each and every one of the aforesaid resolutions, this resolution will be of no legal effect whatever.

NINE

Amendment to the bylaws so as to modify article 15 bis on the required majority to approve specific matters by the General Shareholders Meeting and subsequent amendment to the General Meeting Regulations.

1. Amendment of article 15 bis of the Bylaws and subsequent amendment of the Regulations of the General Shareholders Meeting

It is resolved to amend section a) of article 15 bis of the Company's Bylaws to exclude capital increases of the Company adopted after the holding of this General Meeting that are the result of resolutions adopted for purposes of implementing the distribution of the minimum dividend corresponding to the Class B convertible non-voting shares from the system of majorities contemplated in that article. Such share capital increases will instead be subject to the approval requirements contemplated by law.

Thus, the current version of section a) of article 15 bis of the Bylaws is repealed. After approval and entry into effect of this resolution, it will read as follows:

"a) Bylaws' amendments including, among others, change of the corporate purpose and increase or reduction of share capital, except for such transactions as are imposed by mandate of law or, in the case of capital increases, are the result of resolutions adopted for purposes of undertaking distribution of the minimum dividend corresponding to the non-voting convertible Class B shares."

As a result, article 15 bis of the Bylaws will read as follows:

> ***"Article 15 bis. Special resolutions.***
>
> *Without prejudice to the provisions of law, the favorable vote of 75 percent of the voting shares present or represented at a General Shareholders' Meeting will be required for approval of the following matters:*
>
> *a) Bylaws' amendments including, among others, change of the corporate purpose and increase or reduction of share capital, except for such transactions as are imposed by mandate of law or, in the case of capital increases, are the result of resolutions adopted for purposes of undertaking distribution of the minimum dividend corresponding to the non-voting convertible Class B shares.*
>
> *b) Any form of transformation, merger or splitup, as well as bulk assignment of assets and liabilities.*
>
> *c) Winding-up and liquidation of the Company.*
>
> *d) Suppression of preemption rights in monetary share capital increases.*
>
> *e) Change of the management body of the Company.*

f) Appointment of directors by theGeneral Shareholders' Meetings, except when the nomination is by the Board of Directors."

Subsequently, it is resolved to amend the article 21 of the Regulations of the General Shareholders Meeting in order to reflect the removal of the qualified majority in the cases abovementioned. Thus, the article 21.2.a) will read as follows:

21.2.

(...)

"a) Bylaws' amendments including, among others, change of the corporate purpose and increase or reduction of share capital, except for such transactions as are imposed by mandate of law or, in the case of capital increases, are the result of resolutions adopted for purposes of undertaking distribution of the minimum dividend corresponding to the non-voting convertible Class B shares".

2. Condition precedent

The effectiveness of this resolution is subject to adoption of the resolutions constituting points Seventh, Eighth and Tenth of the Agenda for this Ordinary General Shareholders' Meeting. Thus, if the General Meeting does not adopt each and every one of the aforesaid resolutions, this resolution will be of no legal effect whatever.

3. Separate voting

Since point Ninth of the Agenda is linked to point Seventh of the Agenda and under requirements for the approval of such resolution, in accordance with the provisions of articles 103 and 293 of the Capital Companies Law, this resolution proposal will be subject to approval by a double majority in a separate voting of the Class A shareholders and the Class B shareholders.

In both cases a qualified attendance quorum will be required (50% on first call and 25% on second call) and the resolution must be approved by a favorable qualified majority of 75% of the shares present or represented (on first or second call), as contemplated in article 15 bis of the Prisa's Bylaws.

TEN

Issuance of mandatory convertible bonds with exclusion of pre-emption rights. Subscription by exchange of loans and cash contribution. Capital increase for the conversion.

1. Issue of bonds mandatorily convertible into Class A shares

It is resolved to issue bonds mandatorily convertible into newly-issued Class A common shares of the Company to be carried out in two tranches (the "**Bonds**" and the "**Issue**") in accordance with the terms and conditions and subject to the bases for and forms of conversion indicated below.

1.1 Issue

The Issue will be carried out in two tranches.

(a) Amount of the Tranche A of the Issue. The amount of the Tranche A of the Issue amounts to 334,000,000 Euros. This tranche is aimed to the creditor institutions as defined below.

(b) Amount of the Tranche B of the Issue. The amount of the Tranche B of the Issue amounts to 100.000.000 Euros. This tranche is aimed to the investor as defined below.

It is noted that, in accordance with the provisions of article 510 of the Capital Companies Law, the limit set forth in article 405 of the Capital Companies Law does not apply.

1.2 Subscription and payment

(a) Subscription and payment of the Tranche A of the Issue: the following creditor financial institutions (the "**Creditor Institutions**") will be exclusively entitled to subscribe the Bonds included in the Tranche A of the Issue or any other creditor financial institution which is a lender under any of the credits described below at the time of issue:

- Alie Street Investments 12 Limited.
- Banca March, S.A.
- Banco Bilbao Vizcaya Argentaria, S.A.
- Kutxabank, S.A.
- Banca Monte dei Paschi di Siena SPA, Sucursal en Londres.
- Banco BPI, S.A. Sucursal en España.
- Banco Caixa Geral, S.A.
- Banco Cooperativo Español, S.A.
- Banco de Sabadell, S.A.
- Banco Español de Crédito, S.A.
- Banco Espirito Santo, S.A., Sucursal en España.
- Bank of America Securities.
- Banco Itaú BBA International, S.A. - London Branch.
- Banco Pastor, S.A.

- Banco Popular Español, S.A.
- Banco Santander, S.A.,
- Bank Audi Saradar France.
- Bankia, S.A.
- Bankinter, S.A.
- Bankoa, S.A.
- BNP Paribas, Sucursal en España.
- Caixa Banco de Investimento Sucursal Financiera Exterior.
- Caixabank, S.A.
- Citibank International, plc, Sucursal en España.
- Crédit Agricole corporate and Investment Bank, Sucursal en España.
- Commerzbank Aktiengesellschaft, Sucursal en España.
- Cooperative Centrale Raiffeisen-Boerenleenbank, B.A., Sucursal en España.
- Fortis Bank, S.A., Sucursal en España.
- Ibercaja Banco, S.A.U.
- Instituto de Crédito Oficial.
- Liberbank, S.A.
- Banco Grupo Cajatres, S.A.
- NCG Banco, S.A.
- Société Général, S.A.
- The Royal Bank of Scotland plc.
- HSBC Bank plc.
- HSBC Bank plc, Sucursal en España.
- Natixis, Sucursal en España.

The subscription of the Bonds included in the Tranche A of the Issue has been offered to all the Creditor Institutions. Nonetheless, the Company has received from HSBC Bank Plc, Office in Spain ("**HSBC**"), CaixaBank, .S.A and Banco Santander, S.A. commitments to subscribe the Bonds for the entire amount of the Tranche A of the Issue subject to the following conditions:

(i). the authorization of the exchange of the credits of this agreement of Issue of Bonds by the creditor financial institutions of the Company pursuant to the majorities applicable.

(ii).the approval of the agreements included in the Agenda under points Seventh, Eighth and Tenth of this Shareholders General Meeting, as well as the its authorization, if applicable, by the financial creditors of the Company.

(iii). compliance with all the conditions for the subscription of the Bonds provided in the "Indicative mandatory convertible term sheet", including the issue and subscription in full and simustaneously of Tranche A and Tranche B.

Subscription of Bonds included in the Tranche A of the Issue will occur on the date the mentioned conditions are met and the deed regarding the Issue is executed which will be registered with the Commercial Registry and the relevant notice in the Madrid Commercial Registry Gazette (Boletín Oficial del Registro Mercantil) has been published ("**Closing Date**").

The Creditor Institutions may pay for and subscribe the Bonds by exchange of the following loans:

- Syndicated credit facility, by exchange, whether it is total or partial, of the net, past-due and claimable credit that a syndicate of accrediting entities, acting HSBC as agent, lent to the Company on 19 May 2006 for an amount of 1,600,00,000 Euros (after, increased to 2,050,000,000 Euros).
- Bridging credit facility, by exchange, whether it is total or partial, of the net, past-due and claimable credit that a syndicate of accrediting entities, acting HSBC as agent, lent to the Company on 20 December 2007 for an amount of 4,230,000,000 Euros.
- Subordinated credit facility, by exchange, whether it is total or partial, of the net, past-due and claimable credit that HSBC lent to the Company on 20 December 2007 for an amount of 200,000,000 Euros.
- Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that Banco Bilbao Vizcaya Argentaria , S.A. lent to the Company on 29 July 2002 for an amount of 20,000,000 Euros.
- Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that CaixaBank, S.A. (before Caixa D'Estalvis i Pensions de Barcelona) lent to the Company on 1 June 2009 for an amount of 25,000,000 Euros.
- Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that Banco Santander, S.A lent to the Company on 27 November 2008 for an amount of 20,000,000 Euros.
- Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that Banco Español de Crédito, S.A. lent to the Company on 17 October 2002 for an amount of 25,000,000 Euros.
- Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that Bankia, S.A. (before Caja de Ahorros y Monte de Piedad de Madrid) lent to the Company on 7 October 2002 for an amount of 25,000,000 Euros.
- Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that Banco Sabadell, S.A. lent to the Company on 1 June 2007 for an amount of 15,000,000 Euros.
- Bilateral credit policy, by exchange, whether it is total or partial, of the net, past-due and claimable credit that Bankinter, S.A.. lent to the Company on 21 November 2002 for an amount of 15,000,000 Euros.

The amount of the Tranche A will be distributed by the Company among the Creditor Institutions which decide to subscribe the Bonds by means of exchange of the credits mentioned above.

These credits, in the amounts their holders agree to use for subscription, will satisfy in the moment of their exchange the requirements established in article 301 of the Capital Companies Law, as shown on the report prepared by the Board of Directors at the request of Promotora de Publicaciones, S.L. (hereinafter, "**Applicant Shareholder**"), whom requested the inclusion of this proposed resolution as a point of the agenda of the Ordinary Shareholders Meeting (scheduled for the next 29 June on first call and for the 30 June on second call) through a request of addendum pursuant to article 519 of the Capital Companies

Law. The compliance with the requirement of the article 301 for the capitalisation of credits has been confirmed by the certificate issued in the form of a special report on 13 June 2012 by the Company's auditor, Deloitte, S.L., a Spanish entity with registered office at Pablo Ruiz Picaso 1, Torre Picaso, 28020, with tax identification number (NIF) number B-79104469.

The report made by the Board of Directors has been issued at the request of the Aplicant Shareholder and in compliance with the provisions of both article 286 of the Capital Companies Law, regarding proposals for amendments of the regulations, and, by way of analogy, article 301 for capital increases by way of capitalization of credits.

(b) Subscription and payment of the Tranche B of the Issue: the Bonds included in the Tranche B of the Issue will be subscribed and paid in cash by Telefónica, S.A. (or other Company of the group of Telefónica) (the "**Investor**") on the Closing Date.

The Company has received from the Investor the commitment to subscribe the Bonds for the total amount of the Tranche B of the Issue, subjet to the same terms and conditions as the commitment of subscription of Tranche A.

Notwithstanding, it is provided the uncomplet subscription of both tranches. Consequently, the Issue will be limited to the amount corresponding with the face value of the bonds effectively subscribed and paid by the investors, having no effects for the rest.

1.3 Issue price, face value and representation: The Bonds are issued at par, are in registered form, and have a unit face value of 100,000 Euros. The Bonds are of a single series and will be represented by registered certificates.

1.4 Interest rate. The Bonds accrue monthly interest from their issue by reference to the face amount and payable at the end of each year equal to Euribor + 415 basic points, which corresponds to the current interest rate payable under the subordinated lending agreement executed by the Company and HSBC Bank Plc, Office in Spain on 20 December 2007.

1.5 Maturity date. The Bonds will have a term of 2 years, for which reason they will mature on the date two years after the Closing Date ("**Final Closing Date**").

When the final maturity date arrives, the Bonds which had not been converted before will be converted mandatorily into Class A common shares.

1.6 Conversion. Bases for and forms of conversion

a) Conversion of the Bonds. The bondholders may request their conversion into Class A shares at any time before the Final Maturity Date. In this case, the Company shall issue Class A shares resulting from the Conversion Price within the month following the request of early conversion. The Bonds shall be mandatorily converted into Class A common shares on the Final Maturity Date. The interest accrued and not paid until the Conversion Date will be paid in cash.

b) Conversion Price. The price of the Prisa shares for purposes of conversion will be 1.03 Euros.

The Conversion Price will be be adjusted in the following circumstances according to market standards and also to the economic effect that such circumstances may have to the value of the Bonds:

(i) Transactions granting pre-emption rights, warrants or equivalent instruments to the shareholders.

(ii) Capital increases by way of capitalisation of reserves, profits or issue premium and by way of distribution of shares or split or reverse split transactions.

(iii) Capital increases by way of capitalisation of reserves, profits or issue premium through an increase in the par value of the shares.

(iv) Distribution of reserves or issue premium.

(v) Award to shareholders of financial asset instruments other than shares.

(vi) Absorption, merger, spinoff or split-up.

(vii) Acquisition of own shares at a premium above the market price of the share.

(viii) A change in the allocation of dividends by way of issuing preferred or nonvoting shares or other preferred equity instruments.

In addition, in the case the payment of dividends for Class A shares before the conversion of Bonds takes places, the Conversion Price of the Bonds will be adjusted likewise taking into account the amount paid.

Likewise, in the event that, from 5 June 2012 and until the Final Maturity Date, the Company issues or undertakes to issue Class A shares, or securities or bonds convertible into Class A Shares, to be subscribed by means of contributions in cash (including debt capitalization), at an issue price below the Conversion Price applicable from time to time, such Conversion Price will be automatically adjusted to the issue price of the new Class A shares, or the conversion price of the securities or bonds, as the case may be.

For the purposes of this provision, Prisa shall be deemed to have undertaken such issue when it is either approved by the company´s shareholders meeting or by its board of directors, or it is committed by any other person with capacity to bind Prisa, and such resolution or binding commitment incorporates such lower price or the parameters to determine it.

In no case will there be an adjustment of the Conversion Price as a result of the issue of Class A common shares upon the Conversion of Class B shares,

according to the conditions established in the Prisa's Bylaws at the date of adoption of this resolution.

Likewise, there will be no adjustment of the Conversion Price as a result of the payment of the dividend of Class B shares in Class A common shares, in cash, or in the form of a combination of both, provided that the issue ratio of the Class A common shares is not a discount to Conversion Price applicable at any time over the 5%.

For clarification purposes, it will not be applicable the adjust neither in relation to the resolutions adopted in the General Meeting of Shareholders.

c) Conversion Rate. The number of common Class A shares that will be delivered to the bondholders will be determined by dividing the face amount of the corresponding Bonds by the Conversion Price in the maturity date. Thus, the conversion rate will be 97,087.37 Class A shares per Bond and the amount of capital that would be necessary to cover conversion of all of the Bonds at the initial moment, assuming that all are converted into new Class A shares at the Conversion Price, is 434,000,000 Euros, including face value and share premium.

1.7 Other terms and conditions

(a) Security. The Issue is secured by the property of the Company, not being specially secured by any third party guarantee.

(b) Rules governing priority. The Bonds are direct and unconditional obligations, contractually subordinated to the Company's bank syndicated indebtedness, and otherwise unsubordinated and ranking *pari-passu* and *pro-rata*, without any preference among them or as regards the other existing or future unsecured and unsubordinated debts of the Company except for, in the case of bankruptcy, those debts that may enjoy a priority as provided in mandatory laws of general application.

(c) Transferability and admission to trading: The Bonds will be freely transferable. Admission to trading of the Bonds will not be sought on any secondary market.

(d) Change of control: The Bonds will be subject to the resolutions regarding the change of control provided in the *Senior* Financial Agreement of 19 March 2006, amended on 26 December 2011, amedment that was notarized through a deed issued by the Notary Public of Madrid, Rodrigo Tena Aguerri, with protocol number 2631.

1.8 Syndicate of Bondholders and Commissioner.

A Syndicate of Bondholders is formed under the name "**Syndicate of Bondholders for the 2012 Convertible Bond Issue of Promotora de Informaciones, S.A.**", which will act in accordance with its Regulations and the Capital Companies Law. Matilde Casado Moreno is appointed as temporary Commissioner. The content of the regulations will be substantially as attached to

these resolutions as **Annex 1**, notwithstanding what provided in the article 421 of Spanish Companies Law.

2. Resolution to exclude pre-emption rights

It is resolved to exclude the pre-emption rights of the Company's shareholders regarding the issue of Bonds, in accordance with article 417 of the Capital Companies Law.
Suppression of the pre-emptive rights of shareholders of the Company has been duly explained based on the requirements of the corporate interest and the reasons set forth by the administrators in the corresponding report requested by the Applicant Shareholder and which has been made available to the shareholders from the time of publication of the addendum to the General Meeting. Also, KPMG Auditores, S.L. as an auditor other than the Company's auditor appointed by the Madrid Commercial Registry has issued a Special Report which contains a technical opinion regarding the reasonableness of the information included in this report, as well as the appropriateness of the conversion ratio and, if applicable, the adjustment formulas therefor, to compensate for possible dilution of the economic interests of the shareholders, under the provisions of articles 414, regarding the bases for and forms of conversion, and 417, regarding exclusion of pre-emption rights, of the Capital Companies Law, which also has been made available to the shareholders from the time of the publication of the addendum to the General Meeting. The aforesaid report is attached to these resolutions as **Annex 2**.

3. Resolution to increase capital as necessary to cover conversion of the Bonds

In accordance with the provisions of article 414 of the Capital Companies Law, it is resolved to increase the Company's capital by the amount necessary to cover such conversion of Bonds up to an initially contemplated maximum of 421,359,223 Class A shares, corresponding to the maximum number of Class A shares to be issued by the Company based on the Conversion Price, but subject to such possible changes as may occur as a result of adjustments of the Conversion Price as set forth in this agreement.

The aforesaid capital increase will be implemented by the Board of Directors or, in the event of delegation, by any of its members, Delegate Commission, the President and the Chief Executive Officer, by issuing new Class A common shares having the same par value and the same rights as the Class A common shares outstanding on the date of implementation of the corresponding resolution increasing capital. When the Board of Directors so implements this resolution it will redraft the article of the Bylaws related to capital.

The final number of new Class A common shares that will be issued upon exercise of the conversion right will be determined by dividing the face amount of the corresponding Bonds by the Conversion Price in effect on the pertinent conversion date.

In accordance with the provisions of article 304.2. of the Capital Companies Law, the shareholders of the Company will have no pre-emption right as regards the capital increases resulting from conversion of the Bonds into Class A shares.

It is resolved to apply for admission to trading of the newly-issued Class A shares on the Madrid, Barcelona, Bilbao and Valencia stock exchanges through the Exchange

Interconnection System (Continuous Market). The Board of Directors is authorised in turn to delegate to the Delegate Commission, the President and the Chief Executive Officer so that any of them, without distinction, may make the corresponding applications, prepare and present all appropriate documents on the terms they deem to be appropriate and take such actions as may be necessary to that end.

4. Reports and Terms and Conditions

From the time of the publication of the addendum to the General Meeting the corresponding proposed text of the resolution has been made available to the Company's shareholders, as have, for the purposes contemplated in article 519.1 in relation to the articles 297.1. a), 414 and 417 and 286 of the Capital Companies Law, the explanatory report of the proposed resolution issued by the Board of Directors at the request of the Applicant Shareholder, the certification issued as special report by the Company's auditor for the purposes of the article 301 of the Capital Companies Law and the required report of the Auditor other than the Company's auditor appointed by the Commercial Registry.

5. Delegation of authority

Without prejudice to the specific delegations of authority set forth in the preceding sections, it is resolved to authorise the Board of Directors as broadly as required by law, with express authority to subdelegate to the Delegate Commission, the President and the Chief Executive Officer so that any of them, without distinction, may implement this resolution, in particular, by way of illustration and not limitation, being authorised:

(a) to determine and confirm if condition precedent to which this resolution is subject has been fulfilled;

(b) to determine the date or dates of issue; the subscription procedure; to develop the bases for and forms of conversion and, in general, to set any other condition of the Issue, specifying all issues non covered herein (in particular, agree with the Creditor Institutions and the Investor on the final terms and conditions of the Bonds and adapt, if applicable, the Regulations of Syndicate of Bondholders); to adopt the decisions to be made by the Company pursuant to the Issue over the terms thereof;

(c) to implement the resolution to increase the Company's capital by issuing and placing in circulation, on one or more occasions, the Class A shares representative thereof that are necessary to carry out the conversion of the Bonds, and to redraft the article of the regulations related to capital, leaving the part of that capital increase that is not necessary for the conversion into Class A shares with no effect, and to apply for admission to trading of the Class A shares so issued on the Madrid, Barcelona, Valencia and Bilbao Stock Exchanges, through the Exchange Interconnection System (Continuous Market);

(d) to publish the notices related to the Issue, to appear before a notary and execute the corresponding public deed of issue of the Bonds covered by this resolution, as well as the notarial certification of subscription and closing of the Issue, if the subscription is documented separately, and to request registration of the aforesaid public deed and notarial certification, if any, in the Commercial Registry. Also, to draft and file any notice or documentation that is necessary or required in respect of the Bonds with any agency, management centre or authority;

(e) to negotiate and sign or, if applicable, countersign or acknowledge, on the terms it deems to be most appropriate, such contracts as may be required with the financial institutions, if any, participating in the issue and placement of the Bonds;

(f) on behalf of Prisa to execute such public or private documents as may be necessary or appropriate for the issue of the Bonds covered by this resolution and, in general, to take such actions as may be necessary for implementation of this resolution and effective placement of the Bonds; and

(g) to correct, clarify, interpret, specify or supplement the resolutions adopted by the General Shareholders Meeting, in such deeds or documents as may be executed in implementation thereof and, in particular, such defects, omissions or errors, substantive or formal, as may prevent entry of the resolutions and the consequences thereof in the Commercial Registry, Official Registries of the National Securities Market Commission, or any others.

6. Condition precedent

The effectiveness of this resolution is subject to adoption of the resolutions constituting points Seventh, Eighth and Ninth of the Agenda for this Ordinary General Meeting of Shareholders. Thus, if the General Meeting does not adopt each and every one of the aforesaid resolutions, this resolution will be of no legal effect whatever.

7. Separate voting

Given its relationship to the Seventh resolution on the Agenda, and in accordance with the requirements imposed for adoption of that resolution under the provisions of articles 103 and 293 of the Capital Companies Law, this proposed resolution also will be submitted for separate voting by the holders of Class A shares, and the holders of Class B shares.

In both cases a qualified attendance quorum will be required (50% on first call and 25% on second call), and the resolution must be approved by a favourable qualified majority of 75% of the shares present or represented (on first or second call), as contemplated in article 15 bis of the Bylaws.

ANNEXES

Annex 1: Regulations of the syndicate of bondholders

Annex 2: Report of KPMG Auditores, S.L. the auditor appointed by the Commercial Registry regarding article 417 of the Capital Companies Law (exclusion of pre-emption rights)

****

REGULATIONS OF THE SYNDICATE OF BONDHOLDERS

ISSUE OF MANDATORILY CONVERTIBLE BONDS

TITLE I: INCORPORATION, NAME, PURPOSE, ADDRESS AND DURATION OF THE SYNDICATE OF BONDHOLDERS

Article 1.- Incorporation. The syndicate of Bondholders of the issue of mandatorily convertible bonds of Promotora de Informaciones, S.A. (thereinafter, the "**Bonds**") shall be incorporated, once the Public Deed of the Issue has been filed with the Commercial Registry as corresponding entries are practiced.

The Syndicate of Bondholders shall be governed by these Regulations and by the consolidated version of the Capital Companies Act and other applicable legislation.

Article 2.- Name. The syndicate shall be named "Syndicate of Bondholders of the Issue of Convertibles and/or Exchangeable Bonds of Promotora de Informaciones, S.A. 2012".

Article 3. Purposes. The Syndicate of Bondholders is formed for the purpose of protecting the lawful interest of Bondholders vis-à-vis the Company, by means of the exercise of the rights granted by the applicable laws and the present Regulations.

Article 4.- Address. The address of the Syndicated shall be located at Gran Vía 32, 28013, Madrid.

Article 5.- Duration. The Syndicate of Bondholders will last until the maturity date of the Bonds, i.e. 2 years since the subscription date, unless if the early conversion of all the bonds takes place, in such case the Syndicate will expire at the date it took place.

Article 6.- Syndicate management bodies. The management bodies of the Syndicate are:

a) The General Meeting of Bondholders; and

b) The Commissary.

TITLE II.- THE GENERAL MEETING OF BONDHOLDERS

Article 7.- Legal nature. The General Meeting of Bondholders, duly called and constituted, is the body of expression of the Bondholders' will and its resolutions are binding for all the Bondholders in the way legally stated.

Article 8.- Calling. The General Meeting shall be convened by the Board of Directors of the Company or by the Commissary, when they may deem it convenient.

Nevertheless, the Commissary shall convene a General Meeting when Bondholders holding at least the twentieth of the bonds in circulation so request it in writing, expressly indicating the purpose of the calling. In such case, the meeting shall be held in the following month of the receipt of the written notice by the Commissary.

Article 9.- Procedure for convening meetings. The General Meeting of Bondholders shall be convened by an individual written communication to each of the Bondholders, at least one month before the date set for the meeting and by notice published, likewise, at least a month before the date set for the meeting, in the web site of the Company. The notice shall state the place and the date for the meeting, the agenda for the meeting and the way in which ownership of Bonds shall be proved in order to have the right to attend the meeting.

In the cases provided in article 423.2 of the Capital Companies Act, the General Meeting of Bondholders shall be convened in accordance with the requirements established in such article and the manner established in this Act for the general meeting of shareholders.

Article 10.- Right to attend meetings. Bondholders who have acquired this condition not less than 5 trading days prior to the date of the general meeting shall be entitled to attend such meeting. The members of the Board of Directors of the Company shall have the right to attend the meeting even if they have not been requested to attend.

Article 11.- Proxies. All Bondholders with a right to attend General Meetings shall be entitled to delegate their representation to any third party at the meeting. The right to represent shall be conferred in writing for each meeting.

Article 12.- Quorum for meeting and to pass resolutions. Unless otherwise provided in the Bylaws, the General Meeting shall be entitled to pass resolutions if attending Bondholders represent at least 80% of the entire amount of the Bonds in circulation. These resolutions shall be approved by, at least, the 80% of the Bondholders calculated from the votes corresponding for the attendees. When not achieved the concurrence of at least 80% of the bonds in circulation, the general meeting may be convened, one month after the first meeting, and may then approve resolutions with a majority of 80% calculated from the votes corresponding the attendees. Notwithstanding the above, the general meeting shall be deemed convened and validly constituted to deal with any matter, as long as all Bondholders are present or dully represented and attendees unanimously agree to hold the general meeting.

Article 13.- Voting rights. In the meetings of the General Meeting, each Bond shall confer the right to one vote.

Article 14.- President of the General Meeting. The Commissary shall be the president of the General Meeting and shall chair the discussions and shall have the right to bring the discussions to an end when he considers it convenient and shall put matters to the vote.

Article 15.- Attendance list. Before entering the agenda for the meeting, the Commissary shall form the attendance list, stating the representation of each of them and, if applicable, the number of Bonds at the meeting both directly owned and/or represented.

Article 16.- Powers of the General Meeting. The General Meeting may pass resolutions necessary:

a) For the best protection of Bondholders' lawful interest vis-à-vis the Company;

b) To dismiss or appoint the Commissary and, if applicable, the deputy Commissary;

c) To exercise, when appropriate, the corresponding legal claims; and

d) To approve the expenses caused by the defense of the Bondholder's interest.

Article 17.- Minutes. The minutes of the General Meeting of Bondholders may be approved by the general meeting after the meeting has been held, or, failing this, and

within a fifteen days term, by the Commissary and two Bondholders appointed for such purpose by the general meeting.

Article 18.- Certificates. The certificates of the minutes shall be issued by the Commissary or its substitute.

Article 19.- Individual exercise of actions. The Bondholders will only be entitled to individually exercise judicial or extrajudicial claims when such claims do not contradict the resolutions adopted by the Syndicate within its powers and are compatible with the faculties conferred upon the Syndicate.

Article 20.- Collective exercise of actions. The procedures or actions affecting the general interest of the Bondholders may only be addressed on behalf of the Syndicate under an authorization of the General Meeting of Bondholders, and shall compel all the Bondholders, without distinction, except for the right to challenge the General Meeting resolutions established by law.

Any Bondholder willing to promote a claim of this nature, must submit it to the Commissary of the Bondholders, who shall convene the General Meeting, if he estimates the claim based.

If the General Meeting rejects the proposition of the Bondholder, no other Bondholder could file the claim, in particular interest, to the Courts of Justice, unless there is a clear contradiction with the resolutions and the Regulations of the Syndicate.

TITLE III.- COMMISSARY

Article 21.- Nature of the Commissary. The Commissary has the legal representation of the Syndicate and shall be the body for liaison between the Syndicate and the Company.

Article 22.- Appointment and duration of the office. Notwithstanding the appointment in the resolution for the issue approved by the Board of Directors, which will require the ratification of the General Meeting, this latter shall have the faculty to appoint him and he shall exercise his office while he is not dismissed by the general meeting.

Article 23.- Faculties. The Commissary shall have the following faculties:

(a) To attend the granting of the resolution of issue and subscription on behalf of the Bondholders and to protect their common interest;

(b) To convene and chair the General Meeting of Bondholders;

(c) To inform the Company of the resolutions passed by the Syndicate;

(d) To control the payment of the remuneration, as well as any payment shall be made to the Bondholders by any concept;

(e) To execute the resolutions of the General Meeting of Bondholders;

(f) To exercise the actions corresponding to the Syndicate; and

(g) In general, the ones granted to him in the Law and the present Regulations.

Article 24.- Deputy Commissary. The General Meeting may appoint a Deputy Commissary that shall replace the Commissary in the absence of performance of its function.

The Company may appoint provisionally a Deputy Commissary at the time to adopt the resolution for the issue of Bonds, which may be ratified by the General Meeting of Bondholders.

TITLE IV.- JURISDICTION

Article 25.- Jurisdiction. For any dispute relating with the Syndicate that may be raised, the Bondholders shall submit to the courts and tribunals of the city of Madrid, with express waiver of their own forum. This submission is without prejudice to the imperative forum that may be applicable in accordance with current legislation.

Promotora de Informaciones, S.A.

Special report on the issue of bonds convertible into and/or exchangeable for shares without pre-emptive subscription rights pursuant to articles 414 and 417 of the Spanish Companies Act

KPMG Auditores, S.L.
This report contains 6 pages
This report contains 1 appendix

To the shareholders of
Promotora de Informaciones, S.A.

In accordance with articles 414 and 417 of Royal Legislative Decree 1 of 2 July 2010, which approves the revised Spanish Corporations Act (hereinafter the "LSC") and with the engagement commissioned by Promotora de Informaciones, S.A. (hereinafter "Prisa" or "the Company"), and having been appointed on 19 April 2012 by Mr. José Antonio Calvo y González de Lara, Mercantile Registrar number IX of Madrid in relation to case number 193/2012, we issue this Special report on the proposed issue of bonds for compulsory conversion into Company shares without pre-emptive subscription rights.

1 Background and objective of our engagement

According to the information received, pursuant to article 519 of the LSC, the last 2 June 2012 Promotora de Publicaciones, S.L., shareholder of Prisa, holding over 5% of the share capital of the Company requested to be included, among other, a proposed resolution related to issue of bonds mandatorily convertible into Class A common shares of Prisa in two tranches, Tranche A in an amount of 334 million Euros and Tranche B in an amount of 100 million Euros with exclusion of pre-emption rights and subscription the Tranche A by way of exchange of loans and the Tranche B by cash payment (hereinafter "Issue of Prisa's Convertible Bonds"). The aforesaid resolution proposal will be submitted for approval under point tenth of the agenda for the Ordinary General Meeting of Shareholders called for 29 June 2012, on first call, or if a sufficient quorum is not achieved on that call, on 30 June 2012, on second call.

In particular, the Company has received from HSBC Bank Plc, Office in Spain, CaixaBank, S.A. and Banco Santander, S.A. commitments to subscribe the Bonds included in the Tranche A for the entire amount of the Issue of Prisa's Convertible Bonds. Likewise, the Company has received from the Investor the commitment to subscribe the Tranche B of the Issue of Prisa's Convertible Bonds. Both commitments are subject to the conditions explained on Section 3.6. of the Report and appendices prepared by the Board of Directors of the Company.

In accordance with articles 414 and 417 of LSC, on 19 April 2012 we were appointed by Mr. José Antonio Calvo y González de Lara, Mercantile Registrar number IX of Madrid in relation to case number 193/2012, to issue this Special report.

The purpose of our work was not to certify the bond issue or conversion price. The scope of our work included the following:

- To state, after applying the procedures established in the technical standard on the preparation of special reports on the convertible bond issues pursuant to article 292 of the Revised Spanish Companies Act (replaced by article 414 of the LSC), whether the report drawn up by the Directors of the Company contains the required information specified in the aforementioned standard, which includes an explanation of conversion terms and conditions.

- To issue a professional judgement on the reasonableness of the information in the report prepared by the Board of Directors and on the appropriateness of the conversion ratio and, where relevant, on the adjustment factors used to offset potential dilution of shareholders' interests, pursuant to article 417 of the LSC.

2 Procedures carried out in our engagement

The procedures carried out, which were aimed solely at fulfilling the described objectives, were as follows:

- Procurement of the following information:
  - Document submitted to Madrid Mercantile Registry number IX by Prisa on 15 March 2012 requesting the appointment of an auditor to prepare the Special report.
  - Appointment by Madrid Mercantile Registry number IX of KPMG Auditores, S.L. on 19 April 2012 to draw up the aforementioned Special report.
  - Consolidated annual accounts of the Company for the year ended 31 December 2011 and unqualified audit report thereon issued by Deloitte, S.L. on 26 April 2012.
  - Pursuant to Article 519.1 of the LSC, reason for the request dated 2 June 2012 for an addendum to the announcement of Prisa's annual General Meeting relating to point tenth of the proposed agenda.
  - Report and appendices prepared by the Board of Directors of the Company and dated 13 June 2012 setting out the terms and conditions for the conversion which is attached, as mentioned earlier, as an appendix to this report (hereinafter "Report of the Board of Directors").
  - Minutes of the Board of Directors for the period from 1 January 2011 to the date of this report.
  - Minutes of the annual general meeting of shareholders for the period from 1 January 2011 to the date of this report.
  - Information and explanations by Company management regarding subsequent events, mainly in relation to the following matters:
    - Contingent liabilities or significant commitments at the date of the latest audited annual accounts and, if applicable, existence of any contingent liabilities and significant commitments at the date of our report.
    - Changes in share capital or significant changes in non-current debt or working capital that might have occurred between the date of the last audited annual accounts and the date of our report, if applicable.

- Any changes in accounting principles to date.

- Any events that could significantly affect the Company's financial statements.

– Explanations provided by Company management on the reasons given by the Directors in their report regarding the Company's interest in justifying the proposal of a convertible bond issue and the total suppression of pre-emptive subscription rights, and on the investors who are to receive the convertible bonds.

– Any other information considered useful for our work.

- We have verified that the report issued by the Board of Directors contains the information considered necessary and sufficient to Issue of Prisa's Convertible Bonds, in accordance with the aforementioned technical standard, for an adequate interpretation and comprehension by the recipients of the report. This report should set out the following information:

  – Explanation of the terms and conditions of the conversion.

  – Identification of the deadline for conversion.

  – Audit report on the latest approved consolidated balance sheet.

  – Confirmation that the total amount of the issue does not exceed the paid-in share capital plus reserves as disclosed in the latest approved consolidated balance sheet and the balance sheet adjustment accounts, once these have been accepted by the Ministry of Economy and Finance.

    According to the aforementioned report, pursuant to article 510 of the LSC the limit contemplated in article 405.1 of the LSC does not apply to this issue.

  – Indication of the amount of share capital needed for the conversion, based on the number of existing convertible bonds outstanding and the issuer's own shares or shares in a wholly-controlled subsidiary, provided the terms of the conversion allow this amount to be determined.

  – Submission of the issue conditions and of the Company's capacity to formalise them, when they are governed by law, in accordance with the clauses contained in the articles of association.

  – Detail of guarantees issued in favour of current and future issue holders and coverage provided by them as a proportion of the issue amount. In this case, it does not apply given that the bonds with compulsory conversion being issued are not subject to a special guarantee.

  – Specification of the priority rules pursuant to article 410 of the LSC.

- Confirmation that, in accordance with article 407 of the LSC, the bond issue shall be raised to public deed which shall set forth the following information:
    - Name, share capital, purpose and address of the issuer.
    - Issue terms and conditions and the date and deadlines for the subscription period.
    - The nominal amount, interest, maturities, issue premiums and costs for the bonds, if any.
    - Total amount and series of the securities to be placed on the market.
    - Issue guarantees.
    - Fundamental rules that shall govern the legal relationship between the Company and the syndicate of bondholders, and characteristics of this syndicate.
- Information on significant subsequent events.
- Reasons for the suppression of shareholders' pre-emptive subscription rights when subscribing the convertible bonds.

• We have verified the valuation method calculations used by the Directors to determine the conversion terms and conditions.

• We have verified that the issue price of the convertible bonds is not below their nominal value.

• We have verified that the price for conversion of the bonds into new shares, set at Euros 1.03 per share, is not below the nominal amount of the shares into which they would be converted, although the issue price is below the underlying net book value disclosed in the Company's audited consolidated annual accounts at 31 December 2011 (latest audited financial statements).

  In accordance with the information contained in Prisa's consolidated annual accounts as at 31 December 2011, the nominal amount of the shares is Euros 0.10 per share and their underlying net book value totals Euros 1.92.

• We have verified that the accounting information contained in the report issued by the Directors is consistent with the accounting data of the entity used as a basis to prepare the consolidated audited annual accounts for the year ended 31 December 2011.

• We have verified that the report of the Board of Directors sets forth the most significant events, if any, occurring subsequent to approval of the latest audited consolidated accounts, and that they have been confirmed by a member of the board invested with sufficient powers to represent the Company's Board of Directors by means of the representations letter received prior to issuing our final report.

- We have read the available minutes to the general shareholders' meetings and Board of Directors' meetings held in the last year and up to the date of this report.
- We have evaluated the reasonableness of the information contained in the report of the Board of Directors to support the proposal for the Issue of Prisa's Convertible Bonds without pre-emptive subscription rights arising from the application of the conversion ratio.
- We have analysed the appropriateness of the conversion ratio and, where relevant, the adjustment factors used to offset potential dilution of shareholders' interests.
- We have procured a letter signed by a board member invested with sufficient powers to represent the Company's Board of Directors confirming that we have been provided with all relevant assumptions, data and information, and with all the information necessary to prepare our report, and that no subsequent events that could have a significant effect on the results of our work have occurred up to the date of this Special report and not been notified to us.

3 Relevant issues to consider when interpreting the results of our engagement

Both our interpretation of the requirements set forth in articles 414 and 417 of the LSC and the opinions expressed in this report imply, in addition to objective factors, other subjective factors that require judgement. Consequently, it is not possible to ensure that third parties will necessarily agree with the interpretation and judgements expressed herein.

The information required for our work was provided to us by Management of Prisa or obtained from other public information sources.

Our work has not included a comparison of the information obtained from public sources with evidence from outside Prisa. Nonetheless, to the extent possible, we have verified that the information presented is consistent with other data obtained during the course of our work.

We are not obliged to update our report to reflect any events which may arise subsequent to the date of issue thereof. The content of this report should be considered to refer to all information received on events occurring prior to the date of the report.

We have assumed that all authorisations and registrations required, for the purposes of the foreseen transaction, in Spain and other jurisdictions in which Prisa is present, and which have a significant impact on our analyses, will be obtained with no adverse effect for either of the Company or the benefits expected to be generated on the transaction.

Finally, our work is of an independent nature and will not, therefore, constitute a recommendation to Management of Prisa, shareholders thereof or third parties regarding the position they should adopt in relation to the foreseen Issue of Prisa's Convertible Bonds.

4 Conclusion

In accordance with the work carried out, the scope described in the preceding paragraphs and subject to the relevant aspects to consider when interpreting the results of our work, which was performed for the sole purpose of fulfilling the requirements set forth in articles 414 and 417 of the LSC, it is our professional judgement that:

- the accompanying report drawn up by the Board of Directors of Promotora de Informaciones, S.A. on the proposed issue of bonds convertible into Company shares without pre-emptive subscription rights, contains the required information specified in the technical standard for the preparation of special reports on convertible bond issues in accordance with article 292 of the Revised Spanish Companies Act (replaced by article 414 of the LSC),

- the information contained in the aforementioned report drawn up by the Board of Directors of the Company is reasonable as it is adequately documented and expressed,

- the ratio for the conversion of convertible bonds into Company shares without pre-emptive subscription rights and, where relevant, the adjustment factors used to offset potential dilution of shareholders' interests are appropriate given the context for the transaction and the special circumstances surrounding the Company.

* * * * *

This Special report and the information contained herein have been prepared solely for the purposes set forth in articles 414 and 417 of the LSC and should not, therefore, be used for any other purpose.

[Spanish report signed]

Ana Martínez Ramón
Partner

KPMG Auditores, S.L.

13 June 2012

ELEVEN

Authorization to buy back, direct or indirectly, treasury shares, within the limits and legal requirements.

Revocation, of the unused part, of the authorization granted at the Extraordinary General Shareholders Meeting on 27 November 2010, item seven of the agenda.

1. To revoke the authorisation granted by the Extraordinary General Meeting of 27 November 2010, in section 2 of point seventh of the agenda therefor (Authorisation for direct or indirect derivative acquisition of own shares, within the legal limits and requirements), to the extent not used.

2. To authorise derivative acquisition of Class A and/or Class B shares of the Company, directly or through any of its subsidiaries, by purchase or by any other inter vivos act for consideration, for a maximum term of 5 years from the holding of this Meeting.

3. To approve the limits or requirements for these acquisitions, which will be as follows:

- The par value of the shares acquired directly or indirectly, added to that of those already held by the Company and its subsidiaries and, if applicable, the controlling company and its subsidiaries, at no time will exceed the permissible legal maximum.

- The acquired shares must be free of any liens or encumbrances, must be fully paid up and not subject to performance of any kind of obligation.

- A restricted reserve may be established within net worth in an amount equivalent to the amount of the treasury shares reflected in assets. This reserve shall be maintained until the shares have been disposed of or cancelled or there is been a legislative change so authorising.

- The acquisition price may not be less than par value or more than 20 percent higher than market price. The transactions for the acquisition of own shares will be accordance with the rules and practices of the securities markets.

All of the foregoing will be understood to be without prejudice to application of the general scheme for derivative acquisitions contemplated in article 146 of the current Capital Companies Act.

4. Express authorisation is granted for the Class A and/or Class B shares acquired by the Company or its subsidiaries pursuant to this authorisation, and those owned by the Company at the date of holding this General Meeting, to be used, in whole or in part, to facilitate fulfilment of the Plan for delivery of shares approved by the Extraordinary General Meeting of 27 November 2010.

TWELVE

Non-binding voting on the Remuneration Policy Report.

In accordance with Article 61 ter of the Securities Market Law, approve in an advisory capacity, the Remuneration Policy Report approved by the Board of Directors, on a proposal from the Nominations and Compensations Committee, regarding the remuneration policy of the Board of Directors and Management Team for 2012, with information on how the remuneration policy applied during the year 2011, whose full text was made available to the shareholders along with the rest of the documentation of this general meeting.

THIRTEEN

Information to the Shareholders on amendments to the Regulations of the Board of Directors.

In accordance with Article 528 of Companies Act, the General Shareholders Meeting is informed that the Regulation of the Board of Directors of Promotora de Informaciones, SA has been amended by resolution of the Board of Directors held on June 24, 2011, mainly for:

i. Regarding the qualification of the different types of Directors, refers to the definitions settled in the Unified Code of Good Governance, and additionally, to the extent that the Company's Shares are listed, directly or indirectly, through other financial instruments in the New York Stock Exchange (NYSE), provides that the Company will adjust the definitions of the type of directors to the definitions approved by that Stock Exchange.

ii. Develop the powers of the President, in the context of its functions of organizing the Board.

iii. Modify the denomination of the Executive Commission to Delegated Commission and to carry out certain modifications in its composition.

iv. Develop standards relating to attendance in person or by proxy, at meetings of the Board.

v. Delete the figure of the Honorary Director

vi. Modify some aspects of the composition and powers of the Audit Committee.

vii. Split the Corporate Governance, Nominations and Compensations Committee into two different Committees: one on Corporate Governance and another on Nominations and Compensations with the corresponding split of powers, to its adaptation to the modifications of the Bylaws approved by the General Shareholders Meeting held on June 24, 2011

FOURTEEN

Delegation of Powers

Without prejudice to powers granted in other resolutions, it is hereby resolved to grant to the Board of Directors the broadest powers required by law to define, implement and interpret the preceding resolutions including, if necessary, powers to interpret, remedy and complete them, likewise delegating to the Chairman of the Board of Directors Mr. Ignacio Polanco Moreno, the Chief Executive Officer Mr. Juan Luis Cebrián Echarri, the Secretary Mr. Iñigo Dago Elorza and the Deputy Secretary Mr. Carlos Ulecia Palacios joint and several powers for any of them to appear before a Notary Public to formalize and to reflect in a notarial document the resolutions adopted at the present Shareholders' Meeting, rectifying, if warranted, any material errors not requiring new resolutions that might preclude their being recorded in notarial instruments, and to issue the notarial or private documents necessary to record the adopted resolutions on the Companies Register, with powers to remedy or rectify them in view of the Registrar's written or oral comments and, in summary, to take any measures required to ensure that these resolutions are fully effective.